As filed with the Securities and Exchange Commission on July 1, 1999
                                             Registration No. 333-71089


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------
                                   AMENDMENT 2
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                  ------------
                           RAMPART CAPITAL CORPORATION
             (Exact name of registrant as specified in its charter)

             Texas                                         6159                                    76-0427502
(State  or other  jurisdiction                      (Primary Standard                         (I.R.S. Employer
of                                                  Industrial                                Identification
incorporation or organization)                      Classification    Code                    Number)
                                                      Number)

                           Rampart Capital Corporation
                            700 Louisiana, Suite 2550
                              Houston, Texas 77002
                                 (713) 223-4610
                           (Address,  including zip code and  telephone  number,
              including area code, of registrant's principal executive offices and principal place of business)

                                 J. H. Carpenter
                           Rampart Capital Corporation
                            700 Louisiana, Suite 2550
                              Houston, Texas 77002
                                 (713) 223-4610
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                                   ------------
                                   Copies To:
              Maurice J. Bates, Esq.                 Norman R. Miller, Esq.
              Maurice J. Bates, L. L. C.             Wolin, Ridley & Miller LLP
              8214 Westchester, Suite 500            3100 Bank One Center
              Dallas, Texas  75225                   1717 Main Street
              (214) 692-3566                         Dallas, Texas  75201-4681
                                                       (214) 939-4906



Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective. If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                         CALCULATION OF REGISTRATION FEE

                                                                   Proposed          Proposed
                                                                   maximum           maximum
                                                Amount to be       offering     aggregate offering       Amount of
Title of each class of securities to be          registered         price            price(1)        registration fee
registered                                                       per share(1)


Common Stock, $.01 par value (2).........         1,725,000          $10.00        $17,250,000                $5088.75

Representatives' Warrants................             150,000        $.001             150                       $1.00

Common Stock included in Underwriters'                150,000        $12.00        $1,800,000                $  531.00
Warrants (3)

     TOTAL                                                                                                   $5,620.75

(1) Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

(2)  Includes   225,000  Shares  of  Common  Stock  issuable   pursuant  to  the
Representative's over-allotment option.

(3) Represents shares of common stock issuable upon exercise of the Representatives' Warrants, together with such additional indeterminate number of shares of Common Stock as may be issued upon exercise of such Representatives' Warrants by reason of the anti-dilution provisions contained therein.
                                                   ------------

   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     SUBJECT TO COMPLETION DATED JULY , 1999
                                1,500,000 Shares


                                  Common Stock




                          Rampart Capital Corporation
                        700 Louisiana Street, Suite 2510
                              Houston, Texas 77002




This is an initial public offering of 1,500,000 shares of common stock of Rampart Capital Corporation. Currently, there is no public market for our common stock.

The underwriters have an option to purchase an additional 225,000 shares to cover over-allotments This is an initial public offering of 1,500,000 shares of common stock of Rampart Capital Corporation. Currently, there is no public market for our common stock.









                                  The Offering:

                             Per Share                 Total
Public Offering Price          $10.00             $15,000,000

Underwriting discounts        $ 0.975            $  1,462,500

Proceeds to Rampart           $ 9.025             $13,537,500





-----------------------


This investment involves a high degree of risk. See "Risk Factors" beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
                                -----------------

                            REDSTONE SECURITIES, INC.


                              Prospectus dated 1999

                                TABLE OF CONTENTS

                                                                                        Page

Prospectus Summary......................................................................3
Selected Consolidated Financial Information.............................................6
Risk Factors............................................................................7

     Potential Decline in Value of Collateral and Paying Loans..........................7
     Uncertain Nature of the Asset Acquisition and Resolution Business..................7
     Potential Unavailability of Certain Federal Income Tax Benefits....................7
     Reliance on Principal Officers.....................................................8
     Period to Period Variances of Revenues and Collections.............................8
     Future Acquisitions of Debt Portfolios, Real Estate and Other Assets...............8
     Capital Requirements and Interest Rates............................................8
     Influence on Voting by Charles W. Janke and J. H. Carpenter........................9
     Absence of Prior Public Market-American Stock Exchange Listing.....................9
     Shares of Common Stock Reserved Under 1998 Stock Option Plan.......................9
     Effect of Underwriters' Warrants...................................................9
     Underwriters' Influence on the Market..............................................10
     Environmental Risk on Real Estate Acquired or Foreclosed...........................10

Use of Proceeds.........................................................................11
Dividend Policy.........................................................................12
Dilution................................................................................12
Capitalization..........................................................................13
Management's Discussion and Analysis

     of Financial Condition and Results Of Operations ..................................14
Business................................................................................19
Additional Information..................................................................25
Management..............................................................................28
Certain Relationships and Related Transactions..........................................32
Principal shareholders..................................................................33
Certain Federal Income Tax Matters......................................................34
Description of Capital Stock............................................................36
Shares Eligible For Future Sale.........................................................37
Plan of Distribution....................................................................38
Legal Matters...........................................................................40
Experts.................................................................................40
Index to Consolidated Financial Statements..............................................F-1




                               PROSPECTUS SUMMARY




Unless otherwise indicated, the information herein has been adjusted to reflect a 3,000 to 1 stock split in December 1998, and assumes the underwriters' over-allotment option and the underwriters' warrants are not exercised.


  Profile of Rampart's Business Activities


  Rampart Capital Corporation is a specialty financial services company that acquires undervalued financial assets, primarily in the form of commercial debt portfolios and real estate; manages and services its asset portfolios; collects the debt and sells real estate and other assets for profit; and provides short-term funding for real estate projects.

  Typically, our discounted debt portfolios contain some or all of the following non-performing loans and other debt obligations, primarily secured; under-performing loans, primarily real estate secured; paying loans, primarily real estate secured; other forms of unsecured debt obligations; real estate; andother assets.


  Discounted Debt Portfolios

We purchase commercial loans and other commercial obligations at substantial discounts from their legal balances by competitive bids and negotiated purchases. We purchase our discounted debt portfolios from governmental entities, such as the Federal Deposit Insurance Corporation ("FDIC"); financial institutions; insurance companies; bankruptcy estates; and liquidating trusts.

  Undervalued Real Estate and Other Assets

We acquire real estate and other assets in distressed situations at substantial discounts below market values from bankruptcy estates, liquidating trusts, insurance companies, and local taxing authorities.


  Historically, the majority of our real estate has been sold at market value in the market place. Because our cost basis in most properties is low, we have not realized a loss on any property sold. In order to optimize profitability, we hold and manage properties with significant upside market potential for future liquidation.


  Short-term  Funding


We also provide short-term funding for selected real estate projects. Our typical funding scenario requires that we purchase the real estate; the developers may purchase the real estate from us or arrange for sales to third parties, subject to our approval; the developers retain a net profits interest in the real estate; and the developers' net profits interest decrease pursuant to a contractual timetable and is forfeited on a default date.

We anticipate that this activity will be a significant portion of our business expansion for both revenues and profits.



  Potential Availability of Tax Loss Carryforwards


  In July 1997 we acquired certain assets and corporations of the MCorp Liquidating Trusts. As a result of this acquisition and pre-acquisition losses, management believes that currently there may be approximately $56.0 million of net operating loss carryforwards and built-in-losses (collectively, "NOLs") subject to certain possible limitations, which may be available to offset future taxable income of the acquired corporations for federal and state income tax purposes. If we are able to utilize the NOLs, they must be utilized against profits occurring in the acquired corporations which are operated as wholly-owned subsidiaries, as opposed to consolidated profits realized by Rampart. We cannot assure that sufficient profits, if any, can be generated in the acquired corporations prior to the expiration of some or all of the potential NOLs. However, most of our income is now generated through these subsidiaries, and all of our acquisitions and asset purchases since July 1997 have been made through these subsidiaries. Most notable was our acquisition of the Newport Assets in February 1999 through Rampart Properties Corporation, our subsidiary with the greatest NOL carryforward. See "Risk Factors," "Business-The MCorp Acquisition and -Acquisition of Newport Assets," "Certain Federal Income Tax Matters" and "Notes to Consolidated Financial Statements."

  Business Strategy


Our business strategy is to broaden and expand our core business, while building on our strengths and expertise. To achieve this objective, we plan to do the following: expand the acquisition of discounted loan portfolios and real estate; broaden our sources of revenue and operating earnings by developing or acquiring additional businesses that leverage our core strengths and management expertise; invest in fragmented or underdeveloped markets in which we have the investment expertise to achieve attractive risk-adjusted rates of return; pursue new business opportunities, both domestic and foreign, through joint ventures, thereby capitalizing on the expertise of partners who complement our skills; and maximize growth in earnings through our acquired subsidiaries, thereby accelerating the utilization of potential NOLs.

  Our Offices

  Rampart is a Texas Corporation whose principal executive offices are located at 700 Louisiana, Suite 2510, Houston, Texas 77002; telephone number (713) 223-4610; facsimile: (713) 223-4814. The electronic mail address is mail@rampartcapital.com.

                                  The Offering




Shares offered .............................     1,500,000 shares of common stock


Common Stock to be outstanding
  after the Offering........................     3,750,000 shares (1)



Use of Proceeds.............................     Purchase of discounted asset portfolios,  temporarily  reduce debt, working capital and other general corporate purposes


Underwriting................................     This  is  a  firm  commitment  underwriting.  Redstone  Securities,
                                                 Inc.  will  act as  representative  of the  underwriters.  We  have agreed  to pay the  underwriters  a  9.75%  discount  on the  gross
                                                 proceeds   from  the  sale  of  the  shares   offered,   and  a  2%
                                                 non-accountable  expense  allowance.  We have also  agreed to grant warrants to purchase 150,000 shares at 165% of the offering price.



Proposed American Stock Exchange Symbols
   Common Stock.............................     ""


-----------------

(1)   Does not include:

     Up to 225,000 shares to be issued upon exercise of the underwriters' over-allotment option, 150,000 shares to be issued upon exercise of the underwriters' warrants, and 375,000 shares reserved for issuance under the 1998 Stock Compensation Plan.

                   Selected Consolidated Financial Information


The following selected financial data has been derived from our audited balance sheets and income statements for the fiscal years ended December 31, 1997 and 1998, and our unaudited balance sheets and income statements for the three months ended March 31, 1998 and 1999. This selected financial data should be read in conjunction with the consolidated financial statements of Rampart and related footnotes included at the end of this prospectus. See "Consolidated Financial Statements."

                                                      Years Ended December 31,           Quarters Ended March 31,

                                                   ------------------------------    ------------------------------

                                                       1997            1998              1998           1999

                                                   -------------- ---------------    ------------- ----------------


Operating Data:                                                                               (Unaudited)
Revenues                                              $2,935,283      $6,843,785       $2,717,139       $1,616,083
Cost of revenues                                       1,134,044       2,241,702        1,013,028          392,881
Operating expenses                                     2,186,720       2,043,037          537,056          587,421
                                                       ---------       ---------          -------          -------
Earnings (loss) before income tax                       (385,481)      2,559,046        1,167,055          635,781
Income tax benefit (expense)                             325,020        (484,891)        (200,000)          37,804
                                                         -------        ---------        ---------          ------
Net income (loss)                                        (60,461)      2,074,455          967,055          673,585
Basic net income (loss) per common share            $      (0.03)  $         .92                $    $         .30
                                                                                              .43
Weighted average common shares outstanding             2,250,000       2,250,000        2,250,000        2,250,000


                                                   As of December 31,                     As of March 31,

                                              ------------------------------ -------------------------------------------

                                                                                                            Adjusted
                                                   1997           1998           1998          1999         1999 (1)

                                              ------------------------------ -------------------------------------------

                                                                                            (Unaudited)

  Balance Sheet:

  Working capital (2)                                -             -                                           -
  Current assets (2)                                 -             -                                           -
  Current liabilities (2)                            -             -                                           -
  Total assets                                    $ 6,245,871   $ 7,011,708    $ 5,375,498    $ 9,894,287  $ 17,357,158
  Total liabilities                                 5,791,542     4,482,924      3,954,114      6,691,918     1,117,289
  Shareholders' equity                                454,329     2,528,784      1,421,384      3,202,369    16,239,869
  Weighted average common shares outstanding        2,250,000     2,250,000      2,250,000      2,250,000     3,750,000
  Book value per share                             $     0.20    $     1.12      $     .63   $       1.42  $     4.33

-------


(1) Adjusted to reflect the sale of 1,500,000 shares offered by this prospectus at an offering price of $10.00 per share and application of the net proceeds of $13,037,500.


(2) In our industry, short-term obligations are met by cash flow generated from assets of indeterminable term. Consequently, consistent with industry practice, our consolidated balance sheet is presented on an unclassified basis.

                                  RISK FACTORS


Investing in our shares involves a high degree of risk. Prospective investors should consider the following factors in addition to other information set forth in the prospectus before purchasing the our common stock.


Potential Decline in Value of Collateral and Paying Loans

Our lines of business are particularly subject to periods of economic slowdown or recession, rising interest rates, and declining demand for real estate.

Although these conditions may increase the number of non-performing debt and undervalued real estate portfolios available for acquisition at discounted prices, such conditions could reduce marketability of our paying loans and real estate, thereby increasing the time required to liquidate our assets; reduce the value or demand for collateral securing paying loans, thereby increasing the risk of paying loans becoming non-paying, and increase the cost of capital invested; and reduce the return on assets by lengthening the time that capital is invested.

Uncertain Nature of the Asset Acquisition and Resolution Business


This industry developed approximately ten years ago. Initially, very little was known about the profit potential of this industry, and there were few competitors. As the industry has matured, participants have become increasingly knowledgeable and more sophisticated in evaluating and pricing assets. As a result, the competition for asset portfolios has increased, resulting in higher prices and lower resulting gross yields; the number of portfolios available for purchase has declined since 1995; the majority of the sellers in today's market are not governmental entities, therefore, more negotiated transactions and fewer bid situations are available.

Because of state and federal regulations, commercial banks, thrifts and insurance companies are required to allocate more regulatory capital to non-performing assets. Consequently, it is often preferable from a regulatory capital perspective for these entities to sell assets at substantial discounts from legal balances. In the aggregate, these entities are among the most active sellers of assets. If regulations were changed in the future to decrease the regulatory capital required to be allocated to non-performing assets, these entities would have less incentive to dispose of assets. To the extent these entities retain non-performing assets rather than selling them, there would be a decreased supply of assets available for purchase by Rampart and its competitors. Any significant decrease in the supply of non-performing assets available for purchase would likely result in significant decreases in revenues in the discounted asset acquisition industry. We cannot assure that regulatory changes will not be adopted.


Potential Unavailability of Certain Federal Income Tax Benefits


In the MCorp Acquisition, we acquired entities having potentially utilizable NOLs in the amount of approximately $55.8 million. There is little or no legal authority governing many of the tax aspects of the MCorp Acquisition since many determinations involving the use of the NOLs after such acquisitions are questions of fact. We have not obtained a private letter ruling from the Internal Revenue Service ("IRS") or an opinion of counsel regarding the availability of the NOLs. Therefore, we cannot assure that the IRS will not successfully challenge the availability of some or all of the NOLs. The utilization of certain of the NOLs could also potentially be limited or unavailable in the future in the event of the occurrence of a second ownership change as defined in the Tax Code. (Certain of our NOLs are currently limited due to a previous ownership change concerning the acquisition of certain of the subsidiaries of Rampart.) In order to insure that a second change of ownership does not occur, our existing shareholders have agreed to certain restrictions on the transfer of their shares so as to avoid an ownership change and the application of Section 382 of the Tax Code which defines such changes. See "Business-The MCorp Acquisition", "Management-Restrictions on Transfer" and "Certain Federal Income Tax Matters."

If we are able to utilize the NOLs, they must be utilized against profits occurring in the acquired corporations as opposed to consolidated profits realized by Rampart. We cannot assure that sufficient profits, if any, can be generated in the acquired corporations prior to the expiration of some or all of the potential NOLs or that the IRS will not deny use of all or part of the NOLs. However, most of our income is now generated through the acquired corporations, and all of our acquisitions and asset purchases since July 1997 have been made through these subsidiaries.

Reliance on Principal Officers


Rampart is dependent on the efforts of its senior management, particularly Charles W. Janke (Chairman of the Board and Chief Executive Officer), J. H. Carpenter (President and Chief Operating Officer), Charles F. Presley (Vice President, Treasurer and Chief Financial Officer) and Eileen Fashoro, (Vice President and Assistant Secretary). If one or more of these individuals become unable or unwilling to continue in his/her present role, our business operations or prospects could be adversely impacted. We cannot assure that any of the foregoing individuals will continue to serve in his or her current capacity or for what time period this service might continue. We do not have employment agreements with any of our executive officers.


Period to Period Variances of Revenues and Collections


Our method of revenue recognition for non-performing assets is based upon actual cash collections received. Such collections have historically varied and will likely continue to vary significantly from period to period. Consequently, period to period reported revenue has historically varied and will likely continue to vary. These variations may cause significant fluctuations in earnings reported from period to period and, therefore, significant fluctuations in the trading price of Rampart's shares.


Future Acquisitions of Debt Portfolios, Real Estate and Other Assets




We plan to grow through acquisitions of debt portfolios, real estate, and other assets. Currently we do not have any negotiations for acquisitions pending. Further, we cannot assure or represent that we will be successful in consummating any acquisitions on beneficial terms.

Capital Requirements and Interest Rates

A substantial portion of the proceeds of this offering will be utilized for acquisitions of debt portfolios, real estate, and other assets. Therefore, we may require additional capital to expand our operations. We may be limited in the use of equity financing due to the restrictions on ownership changes occasioned by Section 382 of the Tax Code. These limitations may require additional debt financing. There can be no assurance that any such debt financing will be available on favorable terms. See "Use of Proceeds" and "Certain Federal Income Tax Matters."

Execution of our business strategy depends to a significant degree on our ability to obtain additional financing. Factors which could adversely affect access to the capital markets, or the costs of such capital, include changes in interest rates, general economic conditions and the perception in the capital markets of our business, results of operations, leverage, financial condition and business prospects.

Most of our indebtedness bears interest at floating rates which change when certain short term benchmarks increase. If these benchmark rates increase beyond what we had originally projected, our profitability will be adversely affected. Additionally, if interest rates increase significantly, we may be unable to meet these obligations. Even if we are able to service our asset acquisition debt, significant increases in interest rates will depress margins on the resolution of such asset portfolios, thereby decreasing overall earnings which may prevent meeting debt obligations we have incurred or may incur in the future. Although we may be able to negotiate ceilings on interest rates or otherwise hedge against such risk, we cannot assure that we will be able to do so, or that we will be able to so hedge against this risk at a reasonable cost.

Influence on Voting by Charles  W. Janke and J. H. Carpenter


Upon completion of this offering, Charles W. Janke and J. H. Carpenter, officers and directors, will own approximately 60.0% of the outstanding shares. Although there are no agreements or arrangements between such persons with respect to voting their shares, if they act together, they will be able to control the vote on any election of directors and to substantially impact the vote on other matters submitted to shareholders and thereby exert considerable influence over the affairs of Rampart. See "Principal Shareholders."




Absence of Prior Public Market - American Stock Exchange Listing

Prior to this offering, there was no public market for our common stock. We have applied for listing of the shares on the American Stock Exchange. We cannot assure that our listing application will be approved. Such listing, if approved, does not imply that there will be a meaningful, sustained market for the shares. We cannot assure that an active trading market for the shares will develop or continue.



Shares of Common Stock  Reserved  under 1998 Stock Option Plan
We have reserved 375,000 shares of common stock for issuance to key employees, officers, directors, and consultants under The 1998 Stock Compensation Plan. To date no options have been granted under the 1998 Stock Compensation Plan. The existence of these options may prove to be a hindrance to future equity financing. See "Management - 1998 Stock Compensation Plan."


Effect of Underwriters' Warrants

The holders of the underwriters' warrants have four years starting one year from the effective date of this offering to profit from a rise in the market price of the shares causing dilution in the interests of the other shareholders. Further, the terms on which we might obtain additional financing during that period may be adversely affected by the existence of the underwriters' warrants. The holders of the underwriters' warrants may exercise their warrants at a time when we might be able to obtain additional capital through a new offering of shares on terms more favorable than those provided herein. We have agreed that, under certain circumstances, we will register under federal and state securities laws the shares to be issued thereunder. Exercise of these registration rights could involve expense at a time when we could not afford the expenditures and may adversely affect the terms upon which we may obtain financing. See "Description of Capital Stock" and "Plan of Distribution - Underwriters' Warrants."

Underwriters' Influence on the Market


A significant number of the shares offered may be sold to customers of the underwriters. Subsequently, these customers may engage in transactions for the sale or purchase of such shares through or with the underwriters. If they participate in the market, the underwriters may exert a dominating influence on the market, if one develops, for the shares. The price and the liquidity of the shares may be significantly affected by the degree of the underwriters' participation in the market. See "Description of Capital Stock" and "Plan of Distribution Underwriters."


Environmental Risk on Real Estate Acquired or Foreclosed


 Some of the real estate acquired through foreclosure or direct purchase and real estate collateralized loans may have the risk of environmental problems. If they exist, these problems consist primarily of underground storage tanks and asbestos. See "Business - Investment in Real Estate and Other Assets."

                                 USE OF PROCEEDS


We expect to net approximately $13,037,500 from the proceeds of this offering ($15,068,500 if the over-allotment option is exercised in full). This assumes an initial public offering price of $10.00 per share after deducting the underwriters' discount and $500,000 of expenses relating to the offering. We intend to use the net proceeds as follows:


                                                                                    Amount              %
                                                                           --------------------    ------------

       Acquisitions of undervalued real estate and discounted loans (1)             $6,900,000         52.9
       Temporarily reduce debt (2)                                                   5,600,000         43.0
       Working capital                                                                 537,500          4.1

                                                                           ====================    ============
                                                                                   $13,037,500        100.0
                                                                           ====================    ============
     ---------------



(1) We intend to use as much as $6,900,000 for future acquisitions of undervalued real estate and discounted loan portfolios consistent with our business strategy. Currently, we do not have any negotiations for acquisitions pending.


(2) Our total debt increased by $2,875,000 for the purchase of the Newport Assets. We plan to pay down our revolving credit facility until we have use for the funds. The credit facility incurs interest at prime rate plus one percent. Additionally, we will pay off the $1,400,000 debt to the Janke Family Partnership, Ltd. incurred for the purchase of the Newport Assets. This debt has a fixed interest rate of 10%. See "Certain Relationships and Related Transactions."


     Pending  application  of the net proceeds of this  offering,  we may invest such net proceeds in interest-bearing accounts, United States Government obligations, certificates of deposit or short-term interest-bearing securities.

Our proposed use of proceeds is  illustrated  in the following pie chart:


                                 GRAPH OMMITED




                                 DIVIDEND POLICY

We have never paid cash or other dividends on the common stock and do not anticipate that we will pay cash dividends in the foreseeable future. The board of directors plans to retain earnings for the development and expansion of business. Any future determination as to the payment of dividends will be at the discretion of the board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition, and any other factors that the board of directors may deem relevant.

                                    DILUTION




As of March 31, 1999, our net tangible book value was $3,202,369 or $1.42 per share based on 2,250,000 shares outstanding. The net tangible book value is the aggregate amount of our tangible assets, less our total liabilities. The net tangible book value per share represents the total tangible assets, less total liabilities, divided by the number of shares outstanding. After giving effect to
(i) the sale of 1,500,000 shares at an assumed offering price of $10.00 per share, and (ii) the application of the estimated net proceeds, the pro forma net tangible book value would increase to $16,239,869, or $4.33 per share. This represents an immediate increase in net tangible book value of $2.91 per share to current shareholders and an immediate dilution of $5.67 per share to new investors or 56.7% as illustrated in the following table:




                Public offering price per share                                                      $10.00
                  Net tangible book value per share before this offering            $1.42
                  Increase per share attributable to new investors                   2.91

                                                                              ------------

                Adjusted net tangible book value per share after this                                  4.33

                  offering
                                                                                              --------------

                Dilution per share to new investors                                                  $ 5.67

                                                                                              --------------

                Percentage dilution                                                                   56.7%






The following table sets forth as of March 31,1999, the number of shares purchased as a result of the offering, the total consideration paid, and the average price per share paid by the current shareholders (before deducting underwriting discounts and other estimated expenses) at an assumed offering price of $10 per share.



                                  Shares Purchased                   Total Consideration            Average Price
                           --------------------------------    --------------------------------    -----------------
                           --------------- ----- ----------    -- ----------------- -----------    -----------------
                               Number            Percent          Amount            Percent           Per Share
                           ---------------                     --                   -----------
                           ---------------       ----------    ----------------     -----------    ----------- ----

Current Shareholders            2,250,000            60.0%           $ 22,500              0%          $0.00


New investors                   1,500,000 (1)        40.0%          15,000,000          100.0%         $10.00
                                                                                                       ------

                           ---------------       ----------    ----------------     -----------
                           ===============       ==========    ================     ===========

          Total                 3,750,000           100.0%         $15,022,500          100.0%

                                            (2)
                           ===============       ==========    ================     ===========
     --------


 (1) Upon exercise of the over-allotment option, the number of shares held by new investors would increase to 1,725,000 or 43.4% of the total number of shares to be outstanding after the offering and the total consideration paid by new investors will increase to $17,250,000. See "Principal Shareholders."



(2) Does not include 750,000 shares issuable upon the exercise of (i) the underwriters' over-allotment option, (ii) the underwriters' warrants, or
     (iii) employee stock options. To the extent that these options and warrants are exercised, there will be further share dilution to new investors.

                                 CAPITALIZATION

The following table sets forth our  capitalization  (i) as of March 31, 1999 and
(ii) on a pro forma as adjusted basis to give effect to the sale of 1,500,000 shares and the application of the estimated net proceeds. See "Use of Proceeds."


                                                                           March 31, 1999

                                                                -------------------------------------
                                                                ----------------- -- -----------------
                                                                    (Actual)          (As Adjusted)
                                                                -----------------    -----------------

                                                                             (Unaudited)
             Liabilities:
             Notes payable (1)                                        $6,097,488             $522,859
                                                                -----------------    -----------------

             Shareholders' equity
             Preferred  Stock,  $.01  par  value,   10,000,000                 0                    0
             shares  authorized;  no shares  issued  actual or
             adjusted (2)

             Common Stock, $.01 par value                               $ 22,500             $ 37,500
               10,000,000  shares   authorized,   2,250,000
               shares  issued  and outstanding, 3,750,000
               as adjusted (3)
             Additional paid in capital                                        0           13,022,500
             Retained earnings                                         3,179,869            3,179,869

                                                                -----------------    -----------------
                                                                -----------------    -----------------
             Total shareholders' equity                               $3,202,369          $16,239,869
                                                                -----------------    -----------------
                                                                -----------------    -----------------
             Total capitalization                                     $9,299,857          $16,762,728


-----------

Proforma effect of the purchase of Newport Assets on February 1, 1999. See "Business-Acquisition of Newport Assets"


(1) Consistent with industry practice, the balance sheet is presented on an unclassified basis. Accordingly, total capitalization as presented here captures notes payable in their entirety.


(2) The  preferred  stock was  authorized  by the board of directors in December
     1998.

(3) Does not include 750,000 shares issuable upon the exercise of (i) the underwriters' over-allotment option, (ii) the underwriters' warrants, or
     (iii) employee stock options. To the extent that these options and warrants are exercised, there will be further share dilution to new investors.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


You should note that this prospectus contains certain "forward-looking statements," including without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "should," "seeks to," and similar words. You are cautioned that such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, including but not limited to, the risk factors set forth in this prospectus. The accompanying information contained in this prospectus identifies important factors that could cause such differences. You should read Rampart's Consolidated Financial Statements, related notes and other financial information included in this prospectus in conjunction with the following discussion of our operations.



                              Results of Operations


For the three month periods ended in March 1999 and 1998, earnings before tax decreased $531,274 ($1,167,055 in 1998 to $635,781 in 1999) primarily because of the sale of a single real estate holding in 1998 resulting in a gross profit of $1,125,000. Except for the real estate sale in 1998, quarterly earnings would have increased $593,726. Over the period from December 31, 1997 to December 31, 1998, we have increased net revenues by 134% to $6.8 million from $2.9 million. As a percentage of revenues, costs decreased 5.8% (38.6% compared to 32.8%) and operating expenses decreased 44.7% (from 74.5% to 29.8%) for the same period. A comparative summary of the earnings statements is shown below.

        Operating Data:                          Year Ended December 31,          Quarter Ended March 31,

                                               -----------------------------    -----------------------------

                                                   1997            1998             1998             1999

                                               -------------    ------------    --------------    -----------
                                                                                        (Unaudited)
        Revenues                                $ 2,935,283      $6,843,785       $ 2,717,139     $1,616,083

        Cost of revenues                          1,134,044       2,241,702         1,013,028        392,881
                                               -------------    ------------    --------------    -----------
        Gross profit                              1,801,239       4,602,083         1,704,111      1,223,202
        General and administrative expense        1,544,120       1,548,895           389,016        468,712
        Interest expense                            642,600         494,142           148,040        118,709
                                               -------------    ------------    --------------    -----------

        Earnings (loss) before income tax          (385,481)      2,559,046         1,167,055        635,781
        Income tax benefit (expense)                325,020        (484,591)         (200,000)        37,804
                                               -------------    ------------
                                                                                --------------    -----------
        Net income (loss)                         $ (60,461)    $ 2,074,455         $ 967,055      $ 673,585

                                                                                --------------    -----------

        Basic net income (loss) per common          $ (0.03)          $ .92            $ 0.43         $ 0.30
        share

                                               -------------    ------------    --------------    -----------
        Diluted net income (loss) per common        $ (0.03)          $ .92            $ 0.43         $ 0.30

        share
                                               -------------    ------------    --------------    -----------
        Weighted average common shares            2,250,000       2,250,000         2,250,000      2,250,000

        outstanding
                                               -------------    ------------    --------------    -----------


                                  GRAPH OMMITED

    The following table presents certain financial data, as a percentage of net revenues, for the periods indicated:


                                                Year Ended December 31,          Quarter Ended March 31,
                                              -----------------------------    ----------------------------
                                                  1997            1998            1998            1999

                                              -------------    ------------    -----------     ------------
                                                                                               (Unaudited)

        Revenues                                    100.0%          100.0%         100.0%           100.0%
        Cost of revenues                            38.6            32.8           37.3             24.3
                                              -------------    ------------    -----------     ------------


        Gross profit                                61.4            67.2           62.7             75.7
        General and administrative expense          52.6            22.6           14.3             29.0
        Interest expense                            21.9             7.2            5.4              7.3
                                              -------------    ------------    -----------     ------------
        Earnings (loss) before income tax         (13.1)            37.4           43.0             39.4
        Income tax benefit (expense)                11.1           (7.1)           (7.4)             2.3
                                              -------------   ------------     ------------    -----------
        Net income (loss)                          (2.0)            30.3           35.6             41.7

                                              -------------    ------------    -----------     ------------



Comparison of the Quarters Ended March 31, 1998 and March 31, 1999


Revenues for the first quarter of 1999 declined $1.1 million dollars as compared to first quarter 1998. Collection segment revenues declined $2.1 million primarily because of the large 1998 real estate sale ($1.9 million) from the purchased asset pools and investment real estate revenues increased primarily because of the sale of assessment rights, real estate and easements ($.9 million) acquired in the purchase of Newport Assets. In 1999, we had $88,000 in revenue from operating properties (commercial real estate segment) associated with the acquisition of the Newport Assets, and rental revenues increased by $20,000 over 1998. Collections on asset pools were down by $280,000 because in the first quarter 1998 there was a $300,000 downpayment on a settlement with a debtor that was not repeated in the first quarter of 1999.

As to be expected, because of the decline in revenues, cost of sales also declined from $1,013,028 in the first quarter of 1998 to $392,881 in 1999. However, costs as a percentage of revenues also declined from 37.3% in 1998 to 24.3% in 1999. The decline in costs as a percentage of revenue is due to a change in the mix of revenues. The large real estate sale in 1998 was costed at $750,000 as compared to costs of $232,500 for assets sold in 1999. The 1999 sale of property assessment rights were related to the acquisition of the Newport Assets and had a low cost basis.

Although gross profits declined in absolute dollars ($480,909) in 1999 as a percentage of revenues they increased 62.7% in 1998 to 75.7% in 1999) as explained above. The cost per dollar of revenue on these sales in 1998 was 40% as compared to 25.5% in 1999.

General and administrative expense ($468,712 in 1999 as compared to $389,016 in 1998) increased by $76,696. This increase is predominantly due to the $98,000 in direct operating costs associated with the operating assets acquired in the acquisition of the Newport Assets.

Interest expense decreased $29,331 (from $148,040 in 1998 to $118,709 in 1999). The profit sharing portion of the related party loans that bore interest and shared in the profits generated by the financed pools became payable in 1998, thereby increasing interest costs in 1998 only. These loans are discussed in more detail in the "Certain Relationships and Related Transactions" section. The changes in interest expense by segment are explained by the financing necessary to fund the capital expenditures in the respective segments and the change in the relative proportion of segmental assets.

In 1998 our earnings were produced primarily in subsidiaries that could not use the NOL's acquired in the MCorp acquisition to offset earnings. This resulted in an increase in deferred income tax expense of $200,000. In 1999 our earnings were in subsidiaries that could use the acquired NOL's. Thus, we experienced a deferred tax benefit of $37,808.


With the exception of the commercial real estate segment, the decline in earnings before income taxes (from $1,167,055 in 1998 to $635,781 in 1999) is due to the same causes as discussed in the decline in revenues. Commercial real estate earnings declined $60,300 (1998 profit of $37,700 to a 1999 loss of $22,600) because of losses in the operating entities acquired in the purchase of the Newport Assets. These entities were managed for many years by the bankruptcy trustee and were not actively marketed nor properly maintained. We have hired a professional management company to operate the acquired entities and are in the process of refurbishing facilities, updating equipment, and establishing a marketing program. Because of the variability in the timing of our revenues and the increased costs in acquiring new assets, we may not be able to sustain such high earnings percentages.



Comparison of the Years Ended December 31, 1997 and December 31, 1998


In late 1996 the opportunities to purchase loan portfolios at advantageous prices declined due to reductions in loan offerings and increased competition. Prior to 1997, in order to accelerate collections on our purchased loan portfolios, we offered substantial discounts for quick cash settlements. The cash flow from accelerated settlements was used to acquire additional asset pools and pay down debt. During 1997, we changed our corporate strategy of giving substantial discounts for the resolution of debt obligations and the sale of foreclosed real estate. We decided to maximize collections, even if the recovery period was extended. This strategic change was in response to the rising costs of acquiring new asset pools. We believed that the additional costs to maximize collections on existing assets would provide a higher yield than the potential yield to be realized by purchasing higher cost portfolios. We also believed that the strategy of maximizing collections was necessary to maintain viable yields on new assets purchased.

During 1998, we collected $799,926 on notes that we originally assessed as worthless. Because of our original assessment, none of the acquisition costs were allocated to these notes. Collections in the future of this type may be expected to be as successful because they are secured by collateral that is subject to foreclosure. A comparative summary of our collections from inception to date on notes for which no original cost was allocated and notes for which a cost basis was allocated is set forth in the table in "Business-Investment in Discounted Debt Portfolios and Services."

The 134% increase in net revenues from 1997 to 1998 is partially due to the strategy change, the timing of settlement negotiations, resolution of litigation and the sale of a large real estate holding in the purchased asset pools ($1,875,000 selling price/$1,125,000 gross profit). The $167,816 increase (from $281,827 in 1997 to $449,643 in 1998) in commercial real estate revenue is due primarily to rental increases and new leases at our Dallas retail center and the reclassification of our San Antonio retail center from the purchased asset pool classification to the commercial real estate classification. The $2,800,844 increase in gross profit from $1,801,239 in 1997 to $4,602,083 in 1998 without a corresponding increase in General and Administrative costs is primarily due to the sale of the large real estate holding with the balance due to the change in strategy discussed above. We believe the positive effects of our change in collection strategy will be increasingly evident during future periods.

Gross profit increased from 61.4% in 1997 to 67.2% in 1998 primarily due to a change in the rate of cost recognition used by several of our subsidiaries during 1998. The critical variable in our modified cost recovery method of cost recognition is the rate of amortization that is used in order to recognize costs in consistent proportion with the collections from the asset pools. Accordingly, our rate of amortization is based on the cost of asset pools as compared to total projected collections. Historical collections significantly in excess of projections create a need to periodically adjust the rate of cost amortization. During 1998, the rate of amortization for several of our subsidiaries was decreased because of favorable collection experience on assets within these subsidiaries.

General and Administrative expenses for 1998 increased by $4,775 to $1,548,895 from $1,544,120 in 1997. These expenses were predominantly unchanged because no additional staff was required to generate the increase in revenues.

Interest expense decreased $148,458 in 1998 to $494,142 from $642,600 in 1997. This decrease is due to cash flow being used to reduce debt. Liabilities, exclusive of deferred federal income taxes, decreased $1,746,618 in 1998.

Because of the policy change in 1997 and the timing in the sale of the large real estate holding, earnings before income tax as a percentage of revenues increased from a 2.0% loss in 1997 to a 30.3% profit in 1998. Collection segment earnings accounted for $2.76 million of the $2.95 million increase in earnings ($2.56 million in 1998 compared to a loss of $.39 million in 1997). The remaining increase is due to increased rental income. Because of the variability in the timing of our revenues and the increased costs in acquiring new assets, we may not be able to sustain such high earnings percentages.







Liquidity and Capital Resources

We have financed capital requirements with bank debt and borrowings from shareholders and related parties. As of December 31, 1998, we had no outstanding debt to shareholders or related parties. However, on February 1, 1999, the Janke Family Partnership, Ltd. loaned $1.4 million for the acquisition of the Newport Assets.


We have a $5,000,000 revolving line of credit with Southwest Bank of Texas, NA. The line of credit is secured by the purchased debt portfolios and foreclosed real estate. As of December 31, 1998, the line of credit had an outstanding balance of $3,303,000 and available credit of $1,697,000. As a result of the acquisition of Newport Assets, the balance on the line of credit, as of March 31, 1999, was $4,174,629 with available credit of $825,371. We are in compliance with all of the loan covenants governing the credit facility.


Whenever acquisitions have required more funding than available through our revolving credit facility a major shareholder and/or related parties have provided temporary funding for acquisitions. However, we cannot assure that this funding source will be available in the future.




Our cash requirements for calendar 1999 and in the future will depend upon continued profitable operations and the level of future acquisitions. The net proceeds from this offering, anticipated future profitable operations, and temporary loans from a major shareholder are expected to provide for capital requirements over the course of the next twelve months. We could be required to seek additional financing prior to the end of twelve months, if plans or assumptions change, there are unanticipated changes in business conditions, or the proceeds of this offering prove to be insufficient to fund operations.




Year 2000 Compliance

We are aware of the issues associated with the year 2000 as it relates to information systems. A new information system certified by the supplier to be Year 2000 compliant was installed in 1998. The cost of the new computers and software was approximately $25,000. Based on the nature of our business, we do not expect to experience material business interruption due to the impact of Year 2000 compliance on our customers and vendors. Since our system is Year 2000 compliant and we are not dependent on vendors, there will not be any significant additional expenditure. Year 2000 issues should not affect our liquidity, financial position, or results of operations.

Accounting Standards

The Financial Accounting Standards Board ("FASB") periodically issues statements of financial accounting standards. In April 1997, FASB issued Statement of Financial Accounting Standards (SFAS) No. 128. The new standard replaces primary and fully diluted earnings per share with basic and diluted earnings per share. We were required to adopt SFAS No. 128 in the year ending December 31, 1998. We have adopted SFAS No. 128 for the year ended December 31, 1998 and for all periods presented.

In June 1997, the FASB issued SFAS No. 130 and 131. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. SFAS No. 131 establishes standards for reporting about operating segments, products and services, geographic areas, and major customers. The standards became effective for calendar years beginning after December 15, 1997. We have adopted these standards for the year ended December 31, 1998 and for all periods presented. SFAS No. 130 and 131 will not have a material effect on our financial condition or reported results of operation.



In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post Retirement Benefits - An Amendment of FASB Statements No. 87,88, and 106". This Statement revises employers' disclosures about pension and other post retirement benefit plans. It does not change the measurement or recognition of those plans. Rather, it standardizes the disclosure requirements for pensions and other post retirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer useful. This Statement became effective February 1998. It will not have a material effect on our financial condition or results of operations.

In August 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement, which applies to all entities, requires derivative instruments to be measured at fair value and recognized as either assets or liabilities on the balance sheet. The statement is effective for fiscal years beginning after June 15, 1999 with earlier application encouraged but permitted only as of the beginning of any fiscal quarter beginning after June 1998. Retroactive application is prohibited. We do not believe this statement will be applicable to our financial condition or our results of operations.



In December 1998, the Financial Accounting Standards Board issued SFAS No. 134 "Accounting for Mortgaged-Backed Securities Retained after the Securitization of Mortgage Loans held for Sale by a Mortgage Banking Enterprise", which amends SFAS No. 65. This statement is effective for the fiscal quarter beginning after December 15, 1998. It will not have a material effect on our financial condition or results of operations.



Statement of position ("SOP") 98-5 "Reporting on the Costs of Start-up Activities" requires all start-up and organizational costs to be expensed as incurred. It also requires all remaining historically capitalized amounts to these costs existing at the date of adoption to be expensed and reported as the cumulative effect of a change in accounting principles. SOP 98-5 is effective for all fiscal years beginning after December 31, 1998. The Company believes that the adoption of SOP 98-5 will not have a material effect on its financial statements.

                                    BUSINESS

Organization, Operations & Strategy


We are a specialty financial services company that commenced business operations in 1994. Our office is located at 700 Louisiana, Suite 2510, Houston, Texas 77002. Our primary business activities are acquiring undervalued financial assets, primarily in the form of discounted commercial debt portfolios and real estate; managing and servicing our purchased asset portfolios; collecting the debt and selling the real estate for profit; and providing short-term funding for real estate projects.


We plan to increase our business through purchases of undervalued real estate and other assets from business bankruptcies, portfolios of assets being sold by real estate investment trusts, non-performing and under-performing assets from insurance companies, real properties with delinquent property taxes from local taxing authorities, debt portfolios from privately-held entities in the business of acquiring and resolving discounted assets looking for exit strategies which would generate long-term capital gain tax treatment, non-performing debt portfolios from financial institutions, distressed assets in selected foreign markets, and through the increased demand for short-term financing for selected real estate projects.



We plan to maximize utilization of NOLs obtained from the MCorp acquisition by optimizing profitability within the acquired subsidiaries which have NOLs by concentrating future asset purchases within the companies.

Principal Acquisitions

The two acquisitions described below have been our two largest purchases of undervalued financial assets in the last two years.


Acquisition of MCorp Subsidiaries and Assets



In March 1989, MCorp Inc., a large bank holding company, filed for protection under the federal bankruptcy laws and in 1994 the bankruptcy court approved a plan of reorganization and liquidation of MCorp. The court ordered that the assets of MCorp be transferred into three grantor trusts for the benefit of the creditors ("MCorp Liquidating Trusts" or "Trusts"). In July 1997, we acquired, through competitive bid, certain corporate subsidiaries and assets (the "MCorp Acquisition") from the MCorp Liquidating Trusts. The following table sets forth a classification of the assets, which were purchased for $1,308,723.


                                                                               Allocation of Purchase Price


                                                                                               -----------------
Cash                                                                                            $     427,589
Paying loans (principal balances of $2,432,000)                                                       801,692
Foreclosed real property (approximate tax assessed value of $189,000)                                  79,442
Legal claims with unknown status                                                                            0
                                                                                               -----------------

   Total purchase price                                                                          $  1,308,723
   Less:cash acquired                                                                                 427,589

                                                                             =================================
      Net purchase price                                                                        $     881,134
                                                                             =================================


Because of the unknown potential for collection of the legal balances on claims with unknown status, we did not allocate any cost basis to those loans. As of March 31, 1999, we had collected $1,056,758 or about 120% of the net purchase price of the entire asset portfolio by selling some of the foreclosed real estate, collecting some of the paying loans and collecting $174,000 on three of the claims with unknown status. Based on our evaluation of future cash recoveries of the remaining assets as of March 31, 1999, we presently estimate additional recoveries of approximately $1.1 million (excluding interest) from the sale of the real estate and collection of outstanding debt over the next three years. If we attain our projected collections, total recoveries on the MCorp assets would be approximate $2.1 million.

Incidental to the acquisition of the assets described above, the entities acquired in the MCorp Acquisition had utilizable NOLs and built-in-losses of approximately $55.8 million of which approximately $455,000 was utilized in 1998. We believe that these NOLs, subject to certain possible limitations, may be used to offset future taxable income of the acquired corporations. If we are able to utilize the NOLs, they must be utilized against profits occurring in the acquired corporations as opposed to consolidated profits realized by Rampart. We cannot assure that sufficient profits, if any, can be generated in the acquired corporations prior to the expiration of some or all of the potential NOLs. Nor can we assure that the Internal Revenue Service will not deny use of all or a part of the NOLs. See "Risk Factors", "Certain Federal Income Tax Matters" and Notes to Financial Statements.



                          Acquisition of Newport Assets


On February 1, 1999, we acquired all of the assets of a bankruptcy liquidation estate, including real estate, receivables, assessment rights and other assets for $2,884,538 - the contract price of $2,875,000 and closing costs of $9,538. The assets were acquired from a liquidating trustee in Federal Bankruptcy Court. The acquisition was financed with $1,475,000 of bank debt and $1,400,000 borrowed from our majority shareholder. The balance was paid from available funds. The total purchase price was allocated to the individual asset components based on management's estimate of relative market value.

        The assets acquired include:
                                                                               Acres    Allocated Costs

          Real estate
           18-hole golf course                                                  124.53
           Club house, convention center and driving range                       23.34
           Expansion site - 9 holes for golf course                              81.18
           Related golf course acreage                                          145.31
                                                                                ------
                Sub total golf related acreage and improvements                 374.36     $2,000,000
                                                                                ------

           Swimming pool and 4 tennis courts                                      7.17              0
           Restricted recreational reserves                                      81.52              0
                                                                                      ---------------
           Undeveloped acreage                                                  237.39        221,276
           311 fully developed lots                                              61.60        311,000
           286 undeveloped platted lots                                          56.40         71,500
           Platted and unplatted reserves and sales office                       77.54         49,068
                                                                               -------

              Total acreage                                                     895.98

           Assessment rights on 1,288 residential properties                                  110,000
           Delinquent assessment receivables ($3.2 million legal balances)                     79,469

           Other assets ($ 75,000 estimated fair market value)                                 42,225
                                                                                          -----------

                Total Purchase Price                                                       $2,884,538


The purchase was financed by borrowing $1.475 million from our revolving credit facility with Southwest Bank of Texas, N.A. and $1.4 million from the Janke Family Partnership, Ltd. The Bank recorded a first lien secured by the assets, and the Janke Family Partnership, Ltd. was granted a second lien position. The purchase was made through Rampart Properties Corporation, our wholly-owned subsidiary, to utilize the NOLs attributable to that subsidiary. See "Certain Relationships and Related Transactions".

Industry & Competition; History of Operations

Our industry, commonly called the distressed asset business, started approximately ten years ago when the FDIC and the Resolution Trust Corporation ("RTC") began liquidating large portfolios of notes and real estate acquired from failed banks and savings institutions. Initially, there were few participants in the business. The two principal officers of Rampart were active participants at the start-up of the industry and were involved in acquisitions of assets with face values in excess of $400 million while associated with another company. As the industry matured, more knowledgeable and sophisticated investors entered the business. Numerous investment companies and partnerships were established to buy distressed assets. Additionally, bank and other financial institutions have been active purchasers of discounted assets in recent years. Since 1994, according to the FDIC's database, over 300 separate entities have purchased debt and/or real estate portfolios from the FDIC.

Rampart began acquiring distressed debt portfolios and other assets in 1994, primarily on a competitive bid basis from the FDIC and RTC. In 1995 we began acquiring assets from healthy financial institutions, banks, and insurance companies interested in eliminating non-performing assets from their portfolios. These acquisitions were made on both a competitive bid and negotiated purchase basis. In 1996 we began to negotiate purchases of assets, primarily debt and real estate, from bankruptcy estates and liquidating trusts.


In July 1997, we consummated the MCorp Acquisition with a net cash outlay of $881,134 in which we acquired paying loans with principal balances of $2.4 million, claims with unknown status with legal balances of approximately $34 million and foreclosed real estate with a cost basis of approximately $189,000. The subsidiaries acquired in the MCorp Acquisition had approximately $55.8 million in NOLs and built-in-losses which we believe can be used to offset future taxable income generated by the acquired corporate entities, subject to certain possible limitations. See "The MCorp Acquisition" and "Certain Federal Income Tax Matters."

On February 1, 1999, we acquired for $2.875 million all the real estate, receivables, and other assets of the bankruptcy liquidation estate of Newport Partners, free and clear of all liens, claims and encumbrances. The assets included developed and undeveloped real estate, an 18-hole public play golf course, 9 partially developed expansion holes, a clubhouse, conference center, furniture, fixtures, inventory, equipment, $3.2 million in delinquent property assessments, and property assessment rights. Simultaneously, we sold the property assessment rights and approximately 88 acres of recreational reserves to the New Property Owners' Association of Newport for an $850,000 note and other valuable consideration. The note is payable interest only for the first year and monthly installments of principal and interest at 10% per annum for 9 years. See "Acquisition of Newport Assets".


Investment in Discounted Debt Portfolios & Services


Our primary business is the acquisition of non-performing financial asset pools, primarily commercial loans and other commercial obligations. These pools are purchased at substantial discounts from their legal balances by competitive bids and negotiated purchases. Sources of discounted financial asset pools are governmental entities, such as the FDIC; financial institutions; insurance companies; bankruptcy estates; and liquidating trusts.

Typically, our discounted financial asset pools contain some or all of the following non-performing loans and other debt obligations, primarily secured; under-performing loans, primarily real estate secured; paying loans, primarily real estate secured; other forms of unsecured debt obligations; real estate; and other assets.

These financial asset pools are categorized as "purchased asset pools". Initially the assets in these pools are classified as "collections-in-progress". As individual assets are resolved, they are reclassified as "paying loans" or "foreclosed real estate". Paying loans primarily represent non-performing claims that have been resolved and are currently paying according to the settlement agreement. Collections-in-progress are non-performing claims that are in bankruptcy proceedings, litigation, post-judgment collection status, and are being actively worked for collection. Real property foreclosed against a claim is categorized as foreclosed real estate. When Rampart forecloses on assets that it wishes to hold for investment or commercial purposes, it reclassifies those assets to different balance sheet classifications and removes them from the purchased asset pools.

We currently own paying loans with principal balances totaling $4,686,650 as of March 31, 1999. These loans have a cost basis of $1,517,537 or 32.4 percent of outstanding principal balances. The majority of these notes are secured by real estate and will mature within three to five years.

Additionally,    we   have   non-performing   debt,   secured   and   unsecured,
("collections-in-progress") with a cost basis of $1,220,979 as of March 31, 1999. These assets are in various stages of resolution, including litigation and bankruptcy. While there can be no assurance that any recoveries will be realized on these assets, we estimate a minimum recovery of $3.5 million over the next three years.


Success in this business segment is dependent on management's ability to assess value on the asset pools being purchased, predominantly by review of the seller's records. Because we purchase assets primarily from failed institutions, bankruptcies, and other distressed situations, the information available for review prior to purchase is often aged and incomplete. We allocate the purchase price of the portfolio to each individual note based on management's assessment of potential collections. Our success in assessing value under these circumstances is shown in the analysis below:


                                                                           Original                      Estimated
                                                               No. of     Cost Basis     Collections     Remaining
                                                               Assets     Allocation       to Date      Collections


                                                               --------- -------------- -------------- ---------------

Assets originally assessed as worthless and subsequently             33       $      0    $ 1,605,456     $ 1,754,000
collected
Assets originally assessed as collectible and subsequently           47        406,894         33,817               0
impaired
                                                               --------- -------------- -------------- ---------------
           Subtotal                                                  80      $ 406,894    $ 1,639,273     $ 1,754,000
Remaining assets acquired                                         1,462     13,043,848     19,874,491      14,522,246
                                                                --------- -------------- -------------- ---------------
All assets purchased from inception to March 31, 1999             1,542    $13,450,742    $21,513,764     $16,276,246

                                                               --------- -------------- -------------- ---------------


During the initial review, we allocate a zero cost basis to those individual notes which appear to have no potential for collection. After the purchase is consummated, subsequent in-depth reviews are performed on each of the note files. Based on the more current information derived from the in-depth reviews, we decide whether or not to pursue collection. As noted in the schedule above, we have made significant collections ($1,605,456 through March 31,1999) on 33 notes that we initially assessed to be worthless. Conversely, we have written off or written down 47 notes with a cost basis of $406,894 with cumulative collections of $33,817, thus realizing a loss of $373,077. Overall, we have collected $1,232,379 in excess of the allocated costs on 80 loans where management's original assessment of value was based on incomplete information. The estimated remaining collections of $1,754,000 are predominantly secured by real estate. We cannot assure that this performance will continue in the future; however, our conservative valuation procedures should result in valuation exceptions being generally favorable.


Investment in Real Estate and other Assets


A major portion of our business is managing real estate and other assets acquired by foreclosure on non-performing debt and real estate purchased below our assessment of market values. We sell the majority of the real estate and other assets in an orderly manner in the marketplace. However, some of our real estate properties, in our opinion, have significant potential for increased market value and we manage these properties for future liquidation at optimum price levels. In addition, the earnings from these properties are significant contributors to our current profitability and we believe that the ultimate sale of these properties will generate significant future earnings. Only one asset has a cost basis greater than ten percent of total assets. The recently acquired Newport Golf Club and Conference Center cost $2 million, and represents 20.2% of our total assets.

Some of our more significant real estate properties are summarized below:


Classified as Commercial Property:

Newport Golf Club and Conference Center, Houston, Texas

18 hole championship golf course; 9 expansion holes partially completed; club house and convention center ( 32,000 square feet combined area); allocated cost basis of $2 million (acquired February 1, 1998); market value of $3 million based on recent offer to purchase; held for market appreciation, earnings and future sale


Retail Center, Dallas, Texas -

40,000 square foot retail center, 100% occupied; $250,000 annual net cash flow; substantial upside potential on rents and market value; cost basis of $390,203 after depreciation; market value of $1,500,000 based on broker's opinion of value; and held for market appreciation, earnings and future sale.

Retail Center, San Antonio, Texas -


15,000 square foot retail center prime location, 100% occupied; $125,000 annual net cash flow; cost basis of $360,000 after depreciation; market value of $1 million based on broker's opinion of value, and held for market appreciation, earnings and future sale.


Classified as Purchased Asset Pools:

12 acres on South Padre Island, Texas, undeveloped commercial waterfront property, allocated cost basis on this property is zero, market value of $750,000 based on broker's opinion of value. and currently offered for sale.

Underground storage facility, Montgomery County, Texas -

40,000 square foot underground storage facility; 37 acres of land; cost basis of $75,000; market value of $900,000, based on a broker's opinion of value; and currently offered for sale.

Classified as Investment real estate:

None of our investment real estate has been owned long enough for significant appreciation over original costs.

Environmental Issues

We determine that the properties we foreclose or purchase do not have significant environmental problems before we acquire title to these properties. Some of the real estate acquired had remedial environmental problems. These problems consisted primarily of underground storage tanks and asbestos. When environmental issues are identified, we notify the appropriate state agency and engage a certified environmental consultant/contractor to evaluate and remedy the problem. Once the problems are remedied and the proper certifications are obtained from the agencies, we sell or manage the properties. We have never suffered a loss on a property that had environmental issues. As of the date of this prospectus, the remedial costs have not been significant and we attempt to recover all environmental costs in our selling price.

All of the real estate properties are insured for property damage based on replacement value and all of the properties have liability insurance coverage up to $10 million.

Short-term Funding on Real Estate Projects


A newer business activity includes short-term funding for selected real estate projects. Our typical funding situation requires that we purchase the real estate; the developers may purchase the real estate from us or arrange for sales to third parties, subject to our approval; the developers retain a net profits interest in the real estate; and the developer's net profits interest decreases pursuant to a contractual timetable and is forfeited on a default date.

In 1998, we acquired land at a cost of $1,100,731 to provide funding for developers. A portion of the projects have been sold for development, leaving $879,716 of investment real estate at March 31, 1999.

Legal Proceedings


We are not parties in any lawsuit, pending or threatened, which management believes should have a material effect on our financial position, liquidity or results of operations.


Employees

We have a permanent staff of seven employees - two executive officers, four professional staff, which includes two administrative officers, and one clerical staff. Additionally, we have established a network of contract due diligence professionals and field support personnel to perform fieldwork and supplement our permanent staff, when needed. We believe that we have solid relationships with our employees. None of our employees are members of any labor union.

Office Facilities

Our corporate offices are located in the Bank of America building (previously the NationsBank building), 700 Louisiana, Suite 2510, Houston, Texas, 77002. We have about 2,000 square feet of office space. Of this space, a major law firm provides about 1,200 square feet to Rampart. We also have use of the law firm's meeting rooms, law library, reception facilities, and other facilities within the firm on an as needed basis. The law firm performs approximately 60% of our legal work and, as an accommodation, provides the space and facilities without charge. The balance of our space is leased on a month to month basis. Additional lease space is available in the event expansion is required. Currently, we do not have a written lease agreement.

Additional Information

Rampart has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We have filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form SB-2 (including any amendments thereto) under the Securities Act with respect to the shares offered. This prospectus does not contain all of the information, exhibits, and schedules contained in the registration statement. For further information about Rampart and the shares, read the registration statement, the exhibits and any schedules attached. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete and, in each instance, you are referred to a copy of each contract, document or exhibit filed with the registration statement. Each such statement is qualified in its entirety by such reference. The registration statement, the exhibits, and the schedules filed with the Commission may be inspected, without charge, at the Commission's public reference facilities. These facilities are located at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549; Northwestern Atrium Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661; and Suite 1300, Seven World Trade Center, New York, New York 10048.


Copies of the materials may also be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, NW, Washington, D.C. 20549. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission at http://www.sec.gov.


As a result of this offering, Rampart will become subject to the reporting requirements of the Exchange Act. Therefore, we will file periodic reports, proxy statements, and other information with the Commission. Following the end of each calendar year, we will furnish our shareholders with annual reports containing audited consolidated financial statements certified by independent public accountants and proxy statements. For the first three quarters of each calendar year, we will provide quarterly reports containing unaudited consolidated financial information.


Rampart has applied for listing of the shares on the American Stock Exchange ("Amex"). We cannot assure that our shares will be accepted for listing. Our reports, proxy statements, and other information will be available for inspection at the principal office of the Amex at 86 Trinity Place, New York, New York 10006.

                                   MANAGEMENT



Directors and Executive Officers

Our directors and executive officers as of March 31, 1999 are identified below:

               Name          Age                        Position
       Charles W. Janke      54    Chairman, Chief Executive Officer, & Director
       J. H. (Jim) Carpenter 57    President,  Chief Operating  Officer,  Secretary &
                                   Director
       Charles F. Presley    49    Vice-President,     Chief    Financial    Officer,
                                   Treasurer & Controller
       James W. Christian    45    Director
       James J. Janke        45    Director



Our directors are elected at each annual meeting of shareholders. The officers are elected annually by the board of directors. Officers and directors hold office until their respective successors are elected and qualified or until their earlier resignation or removal.


Charles W. Janke was Chairman, President, Chief Executive Officer, and director of Rampart since its organization in March 1994. He relinquished his position as President to Mr. Carpenter effective January 1, 1999 and continues as a director. Prior to the organization of Rampart, Mr. Janke `s primary activity was private investments. During 1992 and 1993, Mr. Janke invested in Laidlaw Holdings, Inc., a securities investment firm. During this period he provided mezzanine and bridge financing for several firms, all of which became listed on the NASDAQ Exchange. Mr. Janke's ownership in Laidlaw Holdings, Inc. was less than 1% and he has no current ownership. During the period 1989 through 1992, Mr. Janke provided acquisition funding for a company that acquired in excess of $400 million in residential mortgage portfolios in association with a major securities firm. After a brief retirement, he funded the start-up of Rampart and became active in its management. For the period 1975 through 1985, Mr. Janke was a stockholder and officer in Centurian National Group, Inc., a cemetery and funeral home holding company, which was acquired by Service Corporation International, a public corporation.



J. H. Carpenter was elected President and Chief Operating Officer in December 1998 to become effective January 1, 1999. He has been Vice President and a director since the organization of Rampart in March 1994. For the period October 1991 through March 1994, Mr. Carpenter was a shareholder and president of two closely held corporations that acquired commercial debt from the RTC. During the period, 1989 to October 1991, Mr. Carpenter was associated with a company that acquired, in conjunction with a major securities firm, purchased and sold over $400 million in residential mortgage portfolios. From 1970 through 1981, Mr. Carpenter was Vice President and Treasurer of Camco, Incorporated, a publicly traded oil tool manufacturing company.



Charles F. Presley was elected Vice President and Chief Financial Officer in December 1998 to become effective January 1, 1999 and has been the controller for Rampart since March 1996. He is responsible for accounting, federal and state tax compliance, internal controls, and also has investigation and litigation support responsibilities. For the 15 years prior to his tenure with Rampart, Mr. Presley was the principal practitioner in a Certified Public Accounting practice in Houston, Texas.



James W. Christian was elected a director of Rampart in December 1998 to become effective January 1, 1999. Mr. Christian is a member of the Houston, Texas law firm, Christian & Smith L. L. P. where he has practiced since 1990. Mr. Christian specializes in litigation, corporate and real estate law.

James J. Janke was elected a director of Rampart in 1996. Mr. Janke is Vice President and General Manager of a top 100 Ford dealership where he has been employed since 1976. He serves on the Board of Directors of the Houston Auto Dealers Association, the Houston Livestock Show and Rodeo, a charitable organization, and the Better Business Bureau of Houston. Charles W. Janke and James J. Janke are brothers.

Outside Directors


We will appoint one director who is not an officer, employee, or 5% shareholder upon conclusion of the offering as designated by the representative of the underwriters. The director nominee designated by the representative of the underwriters is Robert A. Shuey, III. Mr. Shuey is a director and Chief Executive Officer of Institutional Equity Holdings, Inc. (formerly Euromed, Inc.), which owns all of the outstanding stock of Redstone Securities, Inc., the representative of the underwriters in this offering. Mr. Shuey has been a director of Institutional Equity Holdings since July 1996 and Chief Executive Officer since December 1998. Prior thereto, he had been Manager of Investment Banking with Tejas Securities Group, Inc. since September 1997. He has been in the investment banking business for more than the past five years, with National Securities Corporation from September 1996 until August 1997; with La Jolla
Securities  Corporation  from April 1995 until  August  1996,  with  Dillon Gage
Securities Corporation from January 1994 until April 1995 and Dickinson & Co. from March 1993 to December 1993. Mr. Shuey is a member of the Board of Directors of AutoBond Corporation, Westower Corporation and Transnational
Financial Corporation. Mr. Shuey is a graduate of Babson with a degree in Economics and Finance.


Compensation of Directors

Directors  who are also  employees  will not receive any  remuneration  in their
capacity  as  directors.   Outside   directors   will  receive   travel  expense
reimbursement and $1,000 per meeting attended.

Executive Compensation

The following table sets forth the compensation awarded to, earned by, or paid to the Chief Executive Officer and the other officer (the "Named Executive Officers") of Rampart who received compensation of over $100,000 for the fiscal years ended December 31, 1998, 1997 and 1996.:


                                             Summary Compensation Table

           Name and                                                Annual Compensation                All Other
                                                          ---------------------------------
      Principal Position               Fiscal Year              Salary             Bonus             Compensation
---------------------------    ------------------------   ---------------    --------------    --------------------


     Charles W. Janke                   1998                    $132,886                --                      --
     Chief Executive                    1997                     123,562                --                      --
     Officer

                                        1996                     226,824
---------------------------    ------------------------   ---------------    --------------    --------------------
     J. H. Carpenter                    1998                     131,659                --                      --
     President                          1997                     122,437                --                      --
                                        1996                     120,222
---------------------------    ------------------------   ---------------    --------------    --------------------

In the future, we intend to compensate officers in accordance with the recommendations of a compensation committee consisting entirely of outside directors. Restrictions on Transfer On January 21, 1999, Charles W. Janke and J.H. Carpenter entered into a Share Transfer Restriction Agreement with Rampart. Janke and Carpenter agreed, for a period of three years and one day from the consummation of this offering, not to sell, assign, transfer, or otherwise dispose of any shares of Rampart in a transaction which would cause an ownership change under Section 382 of the Internal Revenue Code of 1986. Rampart agreed not to issue any new shares of common stock or preferred stock for the same period.

Employment Agreements

We do not have employment agreements with any employees.

Indemnification and Limitation of Liability

As permitted by the Texas Business Corporation Act, we intend to maintain insurance against any liability incurred by our officers and directors in defense of any actions to which they may be made parties by reason of their positions as officers and directors if it can be obtained at a reasonable cost.


Rampart has been advised that it is the position of the Securities and Exchange Commission that insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Rampart pursuant to the foregoing provisions, or otherwise, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.




1998 Stock Compensation Plan
-
In December 1998, the Board of Directors adopted the 1998 Stock Compensation Plan (the "Plan"). The Plan was also approved by the shareholders in December 1998. Under the Plan, up to 375,000 shares of our Common Stock may be granted as incentive compensation to employees; officers; directors; and consultants to Rampart or any parent, subsidiary or affiliate of Rampart. The number of shares reserved and the shares granted are subject to adjustment in the event of any subdivision, combination, or reclassification of shares. The Plan will terminate in 2008. Either incentive stock options ("ISO's") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified options, or both may be granted at the discretion of the Board of Directors or a committee of the Board of Directors (the "Committee"). The exercise price of any option will not be less than the fair market value of the shares at the time the option is granted. The options granted are exercisable within the times or upon the events determined by the Board or Committee set forth in the grant, but no option is exercisable beyond ten years from the date of the grant.

 The Board of Directors or Committee administering the Plan will determine whether each option is to be an ISO or non-qualified stock option, the number of shares, the exercise price, the period during which the option may be exercised, and any other terms and conditions of the option. The holder of an option may pay the option price in cash, shares of Rampart with a fair market value equal to the purchase price, or partly in shares and partly in cash.

The options can only be transferred by will or by the laws of descent and distribution. Except in the case of death, disability or change in control, no option shall be exercisable after an employee ceases to be an employee unless extended for not more than 90 days by the Committee. An optionee who was a director or advisor to Rampart may exercise his options at any time within three months after his status as a director or advisor is terminated, unless his termination was due to death or disability. If an optionee's employment as an employee, director, or advisor, is terminated because of permanent disability, the Committee shall have the right to extend the exercise period for not longer than one year from the date of termination.


The Plan also permits the award of Stock Appreciation Rights ("SARs") to optionees. The Committee may award to an optionee, with respect to each share of Common Stock covered by an option (a "Related Option"), a related SAR permitting the optionee to be paid the appreciation on the Related Option. A SAR granted with respect to an ISO must be granted together with the Related Option. A SAR granted with respect to a Non-qualified Option may be granted together with or subsequent to the grant of the Related Option. The exercise of the SAR shall cancel and terminate the right to purchase an equal number of shares covered by the Related Option.


The Plan can be amended or terminated at any time. The plan is to be administered by the Compensation Committee of the Board of Directors which is composed entirely of directors who are "disinterested persons" as defined in Rule 16b-3 of the Securities Exchange Act of 1934, as amended. Currently, options have not been granted to anyone.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


During 1996, Charles W. Janke, Chairman and Chief Executive Officer, and members of his immediate family or trusts loaned funds to Rampart as shown below as part of the funds required to purchase two loan portfolios. The lenders were paid interest and given a participation in the net cash profits of the recovery from the portfolios. Net cash profits for purposes of profit participation were defined as gross collections less direct collection costs.

       Date                   Lending Party                Amount          Stated         Profit         Effective
                                                                          Interest    Participation %  Interest Rate
                                                                            Rate

January 1, 1996      Janke Family Partnership, Ltd.           $100,000      12%                    0%       12%
May 22, 1996         C.W. Janke Trust                         $112,500      12%              1.4625%,      27.1%
                                                                                              6.5825%
May 22, 1996         H. Y. Janke Trust                        $112,500      12%              1.4625%,      27.1%
                                                                                              6.5825%
May 22, 1996         Alfred Janke                             $112,500      12%                3.655%      23.9%


All of the above loans , including interest and profit participation of $171,588, were paid in 1997 and 1998.

Furthermore, the Janke Family Limited Partnership, Ltd. has pledged certificates of deposits as collateral for our bank financing. We could not have received the amount of financing without this pledge. In order to compensate the family limited partnership for the reduced yield on the money invested in the certificates and pledged as collateral, we have paid an additional 6% interest per year on the certificates pledged. We paid additional interest of $102,000 in 1997 and $84,000 in 1998, as the amount pledged as collateral has been reduced.

During 1998, InSource Financial  Corporation,  a company owned and controlled by
J. H. Carpenter, President and director, sold its interest in a real estate mortgage and judgment lien to Rampart for $334,000. Rampart collected approximately $375,000 on this mortgage and judgment during 1998. InSource purchased the lien in 1995 for approximately $250,000, including capitalized costs.

In 1998 we sold a property for $525,000 to a consortium of buyers consisting of Mr. Carpenter, Mr. Janke, trusts for two of Mr. Janke's children, the Janke Family Limited Partnership, Ltd., and Southwest Commerce Partners No. 1, Ltd., a partnership in which Mr. Janke has a 25% interest. The sales price was equal to the highest third party offer received on the property. We took 10% interest bearing notes that mature in three years as payment for the property. We purchased the property in 1994 as part of a debt portfolio purchased from the FDIC and allocated a cost basis of $100,000 to the property.


In 1994, Southwest Commerce Partners No. 1, Ltd., a limited partnership in which Mr. Janke has a 25% interest, contributed approximately $52,000 for its interest in the purchase of two portfolios of non-performing debt from the FDIC. The partnership received a 6.25% profit interest in the acquired portfolios. As of December 31, 1998, all of the funds contributed by the partnership have been repaid and the partnership retains a 6.25% profit interest in the assets remaining in the acquired portfolios.


On February 1, 1999, we acquired through Rampart Properties Corporation, our wholly-owned subsidiary, the real estate and other assets from the bankruptcy estate of Newport Partners, LLC for $2,875,000. The Janke Family Partnership, Ltd. loaned $1,400,000 to Rampart Properties Corporation to provide a portion of the funding for the purchase. The balance of the purchase price was advanced by Southwest Bank of Texas, N.A. against our revolving line of credit. The Janke Family Partnership, Ltd. was secured by a real estate note secured by a deed of trust which was secondary to the security interest of Southwest Bank. The real estate note provides for monthly payments of interest only at a 10% annual interest rate, commencing March 31, 1999. As of March 31, 1999, $24,165 of interest had been paid on this note. The maturity date of the note is December 31, 1999. We intend to retire the Janke Family Partnership, Ltd. note from the proceeds of this offering. See "Use of Proceeds" and "Business-Acquisition of Newport Assets".


We believe that all of the foregoing transactions were on terms no less favorable than would have been received at the time of the transaction if transacted with unaffiliated third parties. Any future transactions between Rampart and its officers and directors, principal shareholders and affiliates, will be approved by a majority of the board of directors, including a majority of the independent, disinterested outside directors. These future transactions will be on terms no less favorable to Rampart than could be obtained from unaffiliated third parties.

                             PRINCIPAL SHAREHOLDERS


The following table identifies the beneficial ownership of our common stock as of March 31, 1999 by each beneficial owner of more than 5% of the outstanding shares of common stock, each director of Rampart, the Named Executive Officers, and all directors and executive officers as a group.



Unless noted, each beneficial owner has sole investment and voting power for the shares beneficially owned.

                                                                                   Shares Owned
                                                    -------------------------------------------------------------------------
                                                              Prior to Offering                       After Offering
                                                    ---------------------------------- -- -----------------------------------
            Name and Address of Owner                    Number              Percent           Number               Percent
---------------------------------------------       ---------------     --------------    ----------------     --------------

Charles W. Janke (1)                                     1,500,000              66.7%           1,500,000              40.0%
2147 Del Monte, Houston, Texas 77019

J. H. Carpenter (2)                                        750,000              33.3%             750,000              20.0%
700 Louisiana, Suite 2510, Houston, Texas
77002

Charles F. Presley                                          --                                     --
4119 Tasselwood Lane, Houston, Texas 77014

James J. Janke                                              --                                     --
1145 North Shepherd, Houston, Texas 77008

James W. Christian                                          --                                     --
5 Martin Lane, Houston, Texas 77055

                                                    ---------------     --------------    ----------------     --------------
                                                    ---------------     --------------    ----------------     --------------
All Executive Officers and Directors as a                2,250,000             100.0%           2,250,000              60.0%
group (5 persons)
                                                    ---------------     --------------    ----------------     --------------
-----------


(1) Mr. Janke's shares are owned by a family limited partnership in which Mr. Janke is the general partner.

(2) The majority of Mr. Carpenter's shares (600,000 shares) is owned by a family limited partnership. The general partner is a closely held corporation whose stock is owned by trusts for the benefit of Mr. Carpenter's children and grandchildren. Mr. Carpenter is sole director and officer of this corporation and has voting power over its stock. The balance of Mr. Carpenter's shares (150,000 shares) is held by a corporation which is solely owned and controlled by Mr. Carpenter.

                       CERTAIN FEDERAL INCOME TAX MATTERS

The following discussion is a summary of certain of the significant federal income tax matters with respect to the availability of the NOLs acquired by Rampart in the MCorp Acquisition. We have not obtained a private letter ruling from the IRS or an opinion of counsel regarding the availability of the NOLs. The following discussion also does not address any aspect of state and local taxation, including, without limitation, the effect of state law limitations on the use of NOLs.

This summary is based on the Internal Revenue Code ("Code"), Treasury Regulations promulgated and proposed thereunder (the "Regulations"), judicial decisions, and published administrative rules and pronouncements of the IRS as in effect on the date hereof. Changes in such rules or new interpretations thereof may have retroactive effect and could therefore significantly affect the tax consequences described below.



Basis for Availability of NOLs


On  July  10,  1997,  we  acquired  five  corporate  subsidiaries  of the  MCorp
Liquidating Trusts. The five corporate subsidiaries had existing NOLs on the acquisition date. Generally, corporations that have experienced an ownership change under Code section 382 can utilize NOLs only to a limited extent. However, there is an exception to the general rule when the loss corporations are under the jurisdiction of a bankruptcy court and the acquiring corporation is a creditor of the entity in bankruptcy. Our ability to utilize the NOLs is based for the most part upon this exception. In addition to the NOLs that may be utilized under the bankruptcy exception, we also have NOLs that are subject to the limitations of Code section 382. In addition to Code section 382, other limitations arising out of the consolidated federal income tax regulations can also work to limit the use of the NOLs.


How Certain Ownership Changes Effect NOLs


In general, whenever there is a more than 50% ownership change of a corporation during a three-year testing period, the ownership change rules in Code section 382 limit the corporation's utilization of pre-change NOLs on an annual basis following the ownership change to the product of the fair market value of the stock of the corporation immediately before the ownership change and the long-term tax exempt rate then in effect (which is an interest rate published monthly by the IRS). A more than 50% ownership change occurs when the percentage of stock of the corporation owned by one or more five-percent shareholders has increased by more than 50 percentage points (determined by value) over the lowest percentage of the corporation's stock owned by the same shareholders during the three-year testing period. In any given year, the annual limitation imposed by section 382 of the Code may be decreased by built-in losses or increased by built-in gains realized after, but accruing economically before, the ownership change.


The  effect of the  ownership  change  rules of  section  382 of the Code may be ameliorated by an exception that applies in the case of federal bankruptcy reorganizations. Under the bankruptcy exception to section 382 of the Code, if the reorganization results in an exchange by qualifying creditors and stockholders of their claims and interests for at least 50% of the debtor corporation's stock (determined by vote and value), then the general ownership change rules will not apply. Instead, the debtor corporation will be subject to a different tax regime under which NOLs are not limited on an annual basis but are reduced by certain provisions which are not applicable to the MCorp acquisition. However, because the bankruptcy exception is based upon factual determination and upon legal issues with respect to which there is uncertainty, there can be no assurance that the IRS will not challenge the amount or availability of the NOLs of the acquired corporations. Moreover, if the bankruptcy exception applies, the Tax Code provides that any more than 50% ownership change of the debtor within a two year period will result in forfeiture of all of the debtor's NOLs incurred through the date of such second ownership change.

Certain Limitations to Use of NOLs

The Regulations provide limits on the use of NOLs when corporations that were members of a former consolidated group join in the filing of a consolidated federal income tax return of another group. Since the MCorp corporations were acquired from a consolidated group, and Rampart will file a consolidated federal income tax return, the separate return limitation year ("SRLY") rules apply to these NOLs. Generally, these NOLs are available only to the extent that the acquired corporation generates taxable income in the Rampart consolidated group. In addition, the SRLY limitations operate after any annual limitations imposed by Code section 382.

Rampart's Basis for NOLs Availability


Because of the application of the bankruptcy exception, we believe that the general ownership change rules of section 382 do not apply to limit the utilization of certain of our NOLs. In addition, we believe that we have not experienced a more than 50% ownership change since the prior ownership change. Therefore, our NOLs have not been forfeited under section 382(1)(5)(D). However, while the bankruptcy exception applies to most of the NOLs, the remaining NOLs are subject to the operation of section 382 of the Code. In order to prevent a second change in ownership, Rampart's shareholders have agreed to certain restrictions on the transfers of stock within the appropriate time limits.

Our 1997 Consolidated Federal Income Tax Return identified approximately $51.2 million of NOLs. In addition, we have identified approximately $8.4 million of items that had no fair market value as of the acquisition date. These built-in-losses were written off for tax purposes in 1998. The following is a list of our NOLs and built-in losses:


                  Pre-acquisition NOLs of Rampart                            $  1,400,000

                  NOLs subject to 382 limitation and SRLY limitations           2,400,000

                  NOLs and built-in losses not subject to 382 limitation but
                  subject to SRLY limitations                                  55,800,000

                  Total NOLs and built-in-losses                              $59,600,000

                  Less: NOLs subject to 382 limitation and SRLY limitations     2,400,000

                 Less: NOLs estimated to be utilized in 1998 (1)               1,122,000
                                                                                ---------
                  Remaining utilizable NOLs                                   $56,078,000
                                                                              ===========


-----------


(1) NOLs utilized in 1998 are estimated at $667,000 of pre-acquisition NOLs of Rampart and $455,000 of acquired NOLs.

Although we have $59.6 million in total NOLs, our Code section 382 limitation NOLs, for all practical purposes, are not utilizable. Further, we utilized approximately $1,122,000 of NOL in 1998. Hence, we expect $56.0 million of the NOLs to be available. However, the $56.0 million of the NOLs will only be available to the extent that the specific acquired subsidiaries with the NOLs have taxable income in the future to offset their NOLs under the SRLY rules. Since July 1997, all of our acquisitions and asset purchases have been made through our acquired subsidiaries and most of our income is generated through these subsidiaries. We plan to continue to maximize utilization of the NOLs by making acquisitions and purchases through our acquired subsidiaries.

NOLs Expiration Schedule

NOLs can be carried forward for 15 years from the date they arise. If the NOLs are not used within the 15-year period, they expire. The following is a summary of our NOLs and these expiration dates:


                             Year             Amount
                             ----             ------
                            1999               $1,458,000
                            2000                1,894,000
                            2001                        0
                            2002               10,377,000
                            2003               13,305,000
                            2004+              29,044,000
                                           ==================
                                             $ 56,078,000
                                           ==================

Our NOLs and built-in-losses will not fully expire until 2015.
See "Notes to Consolidated Financial Statements.


Existing Shareholder Restrictions to Protect NOLs

Certain changes in the ownership of Rampart could cause an additional limitation of the use of the NOLs acquired with the MCorp Corporations. We have taken precautions to prevent these ownership changes from happening. Prior to this offering, Charles W. Janke and J. H. Carpenter were the only two 5% shareholders. If they retain ownership of more than 50% of Rampart for at least three years following this offering, an ownership change causing a limitation on the use of the NOLs will not occur. The shareholders have entered into a Share Transfer Restriction Agreement with Rampart not to reduce their ownership to less than 50% ownership as defined in the Code and Regulations for three years and one day following this offering.

                          DESCRIPTION OF CAPITAL STOCK


Common Stock


We are authorized to issue 10,000,000 shares of common stock, $0.01 par value.


As of March 31, 1999, there were 2,250,000 shares of common stock issued, outstanding and held by three holders of record. Shareholders are entitled to share ratably in any dividends paid on the common stock when, as and if declared by the Board of Directors. Each share of common stock is entitled to one vote. Cumulative voting is denied. There are no preemptive or redemption rights available to shareholders of common stock. Upon liquidation, dissolution or winding up of Rampart, the holders of common stock are entitled to share ratably in the net assets legally available for distribution. All outstanding shares of common stock and the shares to be issued in this offering will be fully paid and non-assessable.



Preferred Stock
The board of directors, without further action by the shareholders, is authorized to issue up to 10,000,000 shares of preferred stock, $.01 par value. The preferred shares may be issued in one or more series. The terms as to any series, as relates to any and all of the relative rights and preferences of shares, including without limitation, preferences, limitations or relative rights with respect to redemption rights, conversion rights, voting rights, dividend rights and preferences on liquidation will be determined by the Board of Directors. The issuance of preferred stock with voting and conversion rights could have an adverse affect on the voting power of the holders of the common stock. The issuance of preferred stock could also decrease the amount of earnings and assets available for distribution to holders of the common stock. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control. We have no plans or commitments to issue any shares of preferred stock.


Transfer Agent and Registrar
The Transfer Agent and Registrar for the common stock will be American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

                         SHARES ELIGIBLE FOR FUTURE SALE



Upon completion of this offering, we will have 3,750,000 shares of common stock issued and outstanding. Of these shares, the 1,500,000 shares sold in this offering (1,725,000 if the over-allotment option is exercised in full) will be freely tradable in the public market without restriction under the Securities Act, except shares purchased by an "affiliate" (as defined in the Securities
Act) of Rampart. The remaining 2,250,000 shares (the "Restricted Shares"), will be "restricted shares" within the meaning of the Securities Act. Restricted Shares cannot be publicly sold unless registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as that provided by Rule 144 under the Securities Act. In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) is entitled to sell Restricted Shares if at least one year has passed since the later of the date such shares were acquired from Rampart or any affiliate of Rampart. Rule 144 provides, however that within any three-month period such person may only sell up to the greater of 1% of the then outstanding shares of common stock (approximately 37,500 shares following the completion of this offering) or the average weekly trading volume in our shares during the four calendar weeks immediately preceding the date on which the notice of the sale is filed with the Commission. Sales pursuant to Rule 144 also are subject to certain other requirements relating to manner of sale, notice of sale and availability of current public information. Anyone who is not an affiliate for a period of at least 90 days is entitled to sell Restricted Shares under Rule 144 without regard to the limitations if at least two years have passed since the date such shares were acquired from us or any affiliate. Any affiliate is subject to such volume limitations regardless of how long the shares have been owned or how they were acquired. After this offering, the two executive officers will own 2,250,000 shares of the common stock. Our officers, directors and shareholder directors will enter into an agreement with the underwriters agreeing not to sell or otherwise dispose of any shares for one year after the date of this prospectus without the prior written consent of the underwriters. We cannot predict the effect, if any, that an offer or sale of these shares would have on the market price. Nevertheless, sales of significant amounts of Restricted Shares in the public markets could adversely affect the fair market price of the shares, as well as impair our ability to raise capital through the issuance of additional equity shares.

                              PLAN OF DISTRIBUTION

Underwriters


Under the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters named below and each of the underwriters for whom Redstone Securities, Inc. (the "representative") is acting as the representative, have severally agreed to purchase the number of shares set forth opposite its name in the following table.




                      Underwriters                            Number of Shares
     Redstone Securities, Inc.

                                                      =========================
                          Total                           1,500,000
                                                      =========================





The underwriters have advised us that they propose to offer the shares to the public at the initial public offering price per share set forth on the cover page of this prospectus and to certain dealers at such price less a concession of not more than $___ per share. These dealers may re-allow $____ to other dealers. The Representative will not reduce the public offering price, concession and re-allowance to dealers until after the offering is completed. Regardless of any reduction, we will receive the amount of proceeds set forth on the cover page of this prospectus.

We have granted to the underwriters an option, exercisable during the 45-day period after the date of this prospectus, to purchase up to 225,000 additional shares to cover over-allotments, if any. The option purchase price is the same price per share we will receive for the 1,500,000 shares that the underwriters have agreed to purchase. If the underwriters exercise such option, each of the underwriters will purchase its pro-rata portion of such additional shares. The underwriters will sell the additional shares on the same terms as those on which the 1,500,000 shares are being sold.


The underwriters can only offer the shares through licensed securities dealers in the United States who are members of the National Association of Securities Dealers, Inc. and may allow the dealers any portion of its nine and three-quarters (9.75%) percent commission.

The underwriters will not confirm sales to any discretionary accounts without the prior written consent of their customers.


Under the terms of the Underwriting Agreement, the holders of the 2,250,000 Restricted Shares have agreed that for one year after the date of this prospectus and subject to certain limited exceptions, without the prior written consent of the representative, they will not sell; contract to sell; or otherwise dispose of any shares, any options to purchase shares, or any securities convertible into, exercisable for, or exchangeable for shares.


Substantially all of such shares would be eligible for immediate public sale following expiration of the lock-up periods, and subject to the provisions of Rule 144. However, the holders of such 2,250,000 shares have agreed with Rampart that they will not dispose of their shares to the extent such disposition would jeopardize the NOLS. In addition, Rampart has agreed that until 365 days after the date of this prospectus and subject to certain exceptions, without the prior written consent of the representative, Rampart will not issue; sell; contract to sell; or otherwise dispose of any shares, any options to purchase any shares, or any securities convertible into, exercisable for, or exchangeable for shares in this offering, the issuance of common stock upon the exercise of outstanding options or warrants or the issuance of options under its employee stock option plan are not included in the restrictions we agreed to. See "Shares Eligible for Future Sale."

We have agreed to pay the representative a non-accountable expense allowance of 2.00% of the gross amount of the shares sold ($300,000 on the sale of the shares offered) at the closing of the offering. The representative will pay the underwriters' expenses in excess of the 2% allowance. If the expenses of underwriting are less than the 2% allowance, the excess shall be additional compensation to the underwriters. If this offering is terminated before its successful completion, we may be obligated to pay the representative a maximum of $50,000 on an accountable basis for expenses incurred by the underwriters in connection with this offering. In addition to the non-accountable expense allowance, we estimate that we will incur other costs of approximately $200,000 for legal, accounting, listing, printing, and filing fees.


We have agreed that, for a period of five years from the closing of the sale of the shares, we will nominate for election as a director a person designated by the representative. If the representative has not exercised that right, the representative shall have the right to designate an observer, who shall be entitled to attend all meetings of the board and receive all correspondence and communications sent by us to the members of the board. The representative has designated one of its officers to be the person who is to be nominated for election as a director or designated as an observer. See "Management - Outside Directors."


The Underwriting Agreement provides for indemnification among Rampart and the underwriters against certain civil liabilities, including liabilities under the Securities Act. In addition, the underwriters' warrants provide for indemnification among Rampart and the holders of the underwriters' warrants and underlying shares against certain civil liabilities, including liabilities under the Securities Act, and the Exchange Act.


Underwriters' Warrants

Upon the closing of this offering, we have agreed to sell to the underwriters for nominal consideration, the underwriters' warrants. The underwriters' warrants are exercisable at 165% of the public offering price for a four-year period starting one year from the effective date of this offering. The underwriters' warrants may not be sold, transferred, assigned or hypothecated for a period of one year from the date of this offering except to the officers of the underwriters and their successors and dealers participating in the offering and/or their partners or officers. The underwriters' warrants will contain anti-dilution provisions providing for appropriate adjustment of the number of shares subject to the warrants under certain circumstances. The holders of the underwriters' warrants have no voting, dividend or other rights as shareholders of Rampart with respect to shares underlying the underwriters' warrants until the underwriters' warrants have been exercised.

For four years from the one year anniversary of this offering, we have granted to the holders of the underwriters' warrants or underlying shares "piggyback" registration rights with respect to any registration statement we may file, other than in connection with employee stock options, mergers, or acquisitions. The holders of the underwriters' warrants and underlying shares shall have the right to require us to include their shares in such registration statement at our expense.

For the term of the underwriters' warrants, the holders of the warrants will be given the opportunity to profit from a rise in the market value of our shares, with a resulting dilution in the interest of other shareholders. The holders of the underwriters' warrants can be expected to exercise the underwriters' warrants at a time when we would, in all likelihood, be able to obtain needed capital by an offering of our unissued shares on terms more favorable than those provided by the underwriters' warrants. This could adversely affect the terms on which we could obtain additional financing. Any profit realized by the underwriters on the sale of the underwriters' warrants or shares issuable upon exercise of the underwriters' warrants will be additional underwriting compensation.

Determination of Offering Price

The initial public offering price was determined by negotiations between the representative and us. The factors considered in determining the public offering price include our revenue growth since organization, the industry in which we operate, our business potential and earning prospects, and the general condition of the securities markets at the time of the offering.

The offering price does not bear any relationship to our assets, book value, net worth or other recognized objective criteria of value.

Prior to this offering, there was no public market for the shares, and we cannot assure that an active market will develop.


Stabilization; Passive Market Making Transactions

Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the shares, including overallotment, entering stabilization bids, effecting syndicate covering transactions, and imposing penalty bids.

In connection with this offering, certain underwriters may engage in passive market making transactions in the shares on the Amex in accordance with Rule 103 of Regulation M.


American Stock Exchange Listing

We will apply for listing of the common stock on the American Stock Exchange under the trading symbol "." The listing is contingent, among other things, upon our obtaining 400 shareholders.



                                  LEGAL MATTERS
Maurice J. Bates L.L.C., Dallas, Texas, will pass on the validity of the issuance of the shares. Wolin, Ridley & Miller L.L.P., Dallas, Texas, will pass on certain legal matters for the underwriters in connection with the sale of the shares.

                                     EXPERTS
Pannell Kerr Forster of Texas P. C., independent certified public accountants, has audited our financial statements for the fiscal years ended December 31, 1997 and 1998. Our financial statements are included in this prospectus and registration statement, in reliance upon the report of said firm and upon their authority as experts in accounting and auditing.

                           RAMPART CAPITAL CORPORATION




                   Index to Consolidated Financial Statements



                                                                                                               Page
              Interim Consolidated Financial Statements - Unaudited

Consolidated Balance Sheets as of March 31, 1999 and 1998 .....................................................F-2

Consolidated Statements of Operations for the Three Months Ended March 31, 1999 and 1998.......................F-3

Consolidated Statements of Shareholders' Equity for the Three Months Ended
March 31, 1999 and 1998........................................................................................F-4

Consolidated Statements of Cash Flows for the Three Months Ended March 31,
1999 and 1998..................................................................................................F-5

Notes to Consolidated Financial Statements.....................................................................F-6


                                           Audited Financial Statements

Report of Pannell Kerr Forster of Texas, P.C., Independent Public Accountants.................................F-10

Consolidated Balance Sheets as of December 31, 1998 and 1997..................................................F-11

Consolidated Statements of Operations for the Years Ended December 31, 1998
and 1997......................................................................................................F-12

Consolidated Statements of Shareholders' Equity for the Years Ended December
31, 1998 and 1997.............................................................................................F-13

Consolidated Statements of Cash Flows for the Years Ended December 31, 1998
and 1997......................................................................................................F-14

Notes to Consolidated Financial Statements....................................................................F-15




                                       F-1
                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                           Consolidated Balance Sheets



                                                                                                   March 31,

                                                                                         1998            1999
                                                                                     -------------   --------

                                                                                                (Unaudited)

                                                      Assets

Cash                                                                                 $     52,359       $   260,176
Purchased asset pools, net                                                              4,606,638         3,471,050
Commercial real estate, net                                                               379,329         2,758,328
Investment real estate                                                                    224,985         1,695,046
Notes receivable from related parties                                                      28,738           564,375
Notes receivable other                                                                     -                850,000
Property and equipment, net                                                                19,222            69,522
Other assets                                                                               64,227           225,790
                                                                                      -----------       -----------

Total assets                                                                           $5,375,498        $9,894,287
                                                                                       ----------        ----------


                                       Liabilities and Stockholders' Equity

Notes payable                                                                          $3,608,165        $4,697,488
Notes payable to related parties                                                           -              1,400,000
Accounts payable and accrued expenses                                                     145,949           190,206
Income tax payable                                                                         -                  4,124
Deferred tax liability                                                                    200,000           400,100
                                                                                      -----------       -----------


        Total liabilities                                                               3,954,114         6,691,918
                                                                                       ----------        ----------

Commitments and contingencies

Shareholders' equity
     Common stock ($.01 par value;
         10,000,000 shares authorized;
         2,250,000 shares issued and
         outstanding)                                                                      22,500            22,500
     Retained earnings                                                                  1,398,884         3,179,869
                                                                                       ----------        ----------

        Total stockholders' equity                                                      1,421,384         3,202,369
                                                                                       ----------        ----------


Total liabilities and stockholders' equity                                             $5,375,498        $9,894,287
                                                                                       ----------        ----------


                           RAMPART CAPITAL CORPORATION

                      Consolidated Statements of Operations


                                                                                            Three Months
                                                                                            Ended March 31,

                                                                                       1998         1999
                                                                                              (Unaudited)



Collections on asset pools                                                            $2,570,076        $  417,573
Real estate and other sales                                                               -                910,624
Net rental and other income                                                              147,063           287,886
                                                                                     -----------       -----------
       Total revenue                                                                   2,717,139         1,616,083

Asset pool amortization                                                               (1,013,028)         (140,219)
Other costs                                                                                  -            (252,662)
                                                                                  ------------------   -----------

       Gross profit                                                                    1,704,111         1,223,202

General and administrative expenses                                                     (389,016)         (468,712)

Interest expense                                                                        (148,040)         (118,709)
                                                                                      ----------        ----------

Income before income tax benefit (expense)                                             1,167,055           635,781

Income tax benefit (expense)                                                            (200,000)           37,804
                                                                                      ----------        ----------

Net income                                                                           $   967,055         $ 673,585
                                                                                     -----------         ---------

Basic net income per common share                                                           $.43              $.30
                                                                                            ----              ----

Diluted net income per common share                                                         $.43              $.30
                                                                                            ----              ----

Average common shares outstanding                                                      2,250,000         2,250,000
                                                                                       ---------         ---------

                           RAMPART CAPITAL CORPORATION

                 Consolidated Statements of Shareholders' Equity



                                                      Common                   Retained
                                                        Stock                  Earnings                Total

Balance, December 31, 1997                              $ 22,500             $   431,829            $   454,329

Net income (unaudited)                                     -                     967,055                967,055
                                                   -------------            ------------           ------------

Balance, March 31, 1998 (unaudited)                     $ 22,500              $1,398,884             $1,421,384
                                                                                                     ----------



Balance, December 31, 1998                              $ 22,500              $2,506,284             $2,528,784

Net income (unaudited)                                     -                     673,585                673,585
                                                   -------------             -----------            -----------

Balance, March 31, 1999 (unaudited)                     $ 22,500              $3,179,869             $3,202,369
                                                        --------              ----------             ----------


                           RAMPART CAPITAL CORPORATION

                      Consolidated Statements of Cash Flows


                                                                                              Three Months
                                                                                             Ended March 31,
                                                                                         1998                1999
                                                                                                (Unaudited)

Cash flows from operating activities
   Net income                                                                         $   967,055           $673,585
   Adjustments to reconcile net income to net cash
      provided (used) by operating activities
         Depreciation                                                                      2,826             11,254
         Accrued interest income                                                          -                 (39,375)
         Asset pool amortization                                                       1,047,616            143,769
         Loan loss reserve adjustment                                                    (34,588)            (3,550)
         Cost of sales                                                                    -                 252,662
         Purchase of asset pools                                                         (81,607)           (52,778)
         Other costs capitalized                                                        (  7,970)           (96,970)
         Decrease (increase) in other assets                                               3,679            229,500
         Increase (decrease) in accounts payable
            and accrued expenses                                                          18,719           (101,606)
         Decrease in taxes payable                                                        -                  (8,500)
         Increase (decrease) in deferred tax liability                                   200,000            (37,900)
                                                                                     -----------        -----------

                  Net cash provided by operating activities                            2,115,730            970,091
                                                                                      ----------         ----------

Cash flows from investing activities
   Note receivable from related party                                                    (28,738)           -
   Purchase of commercial real estate                                                     -              (2,025,000)
   Purchase of investment real estate                                                     -                (737,844)
   Purchase of property and equipment                                                     -                 (37,700)
                                                                                ----------------        -----------

                  Net cash used by investing activities                                  (28,738)        (2,800,544)
                                                                                    ------------         ----------

Cash flows from financing activities
   Proceeds from notes payable to related parties                                         -               1,400,000
   Payments on notes payable to related parties                                         (331,147)            -
   Proceeds from notes payable                                                            -               1,657,000
   Payments on notes payable                                                          (1,725,000)          (700,000)
   Financed asset sales                                                                   -                (850,000)
                                                                              ------------------        ------------

                  Net cash provided (used) by financing activities                    (2,056,147)         1,507,000
                                                                                    -------------        ----------

Net increase (decrease) in cash                                                           30,845           (323,453)

Cash at beginning of period                                                               21,514            583,629
                                                                                   -------------       ------------

Cash at end of period                                                               $     52,359        $   260,176

                                                                                    ------------        -----------

                                      F-5

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements
                                 March 31, 1999

Note 1   -    Notes to Consolidated Financial Statements

              Interim financial information (unaudited)

              The unaudited interim financial statements as of March 31, 1998 and 1999 or the three month periods ended March 31, 1998 and 1999 have been prepared on the same basis as the Company's audited financial statements as of and for the years ended December 31, 1997 and 1998. In the opinion of management, all adjustments, consisting of normal, recurring accruals, necessary to present fairly the financial position of the Company at March 31, 1998 and 1999, and the results of operation and cash flows for the three month periods ended March 31, 1998 and 1999 have been included. The results of operation for such interim periods are not necessarily indicative of the results expected for the full year ending December 31, 1999.

              All notes in the attached audited financial statements are specifically included by reference. The following notes have been added to supplement the interim financial statements.

              Commercial real estate

              Rents collected on commercial rental property are recognized as rental income is collected. Sales of commercial rental property are generally recorded using the full accrual method of accounting for sales of real estate, assuming the conditions for recognition are met. Commercial real estate also includes properties that generate operating revenues. Revenues and expense of operating these properties are recognized as they occur.

              Other income

              Other income is comprised of interest income, operating revenues from the golf course and convention center acquired in the acquisition described below, and miscellaneous revenue. Revenue is recognized as received.

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements
                                 March 31, 1999


Note 2   -    Acquisitions

              On February 1, 1999, the Company acquired all of the assets of a bankruptcy liquidation estate, including real estate, receivables, assessment rights and other assets for $2,884,538 - contract price of $2,875,000 and closing costs of $9,538. The assets were acquired from a liquidating trustee in Federal Bankruptcy Court. The acquisition was financed with $1,475,000 of bank debt and $1,400,000 borrowed from the Company's majority shareholder. The balance was paid from Company funds. The total purchase price was allocated to the individual asset components based on management's estimate of relative market value.

              The assets acquired include:
                                                                                             Acres        Allocated Costs
                      Real estate
                      18-hole golf course                                                    124.53
                      Club house, convention center and driving range                         23.34
                      Expansion site - 9 holes for golf course                                81.18
                      Related golf course acreage                                            145.31
                                                                                             ------
                           Sub total golf related acreage and improvements                   374.36            $2,000,000
                                                                                             ------

                      Pool and 4 tennis courts                                                 7.17
                      Restricted recreational reserves                                        81.52
                           Subtotal                                                           88.69                     0
                                                                                            -------

                      Undeveloped acreage                                                    237.39               221,276
                      311 fully developed lots                                                61.60               311,000
                      286 undeveloped platted lots                                            56.40                71,500
                      Platted and unplatted reserves and sales office                         77.54                49,068
                                                                                            -------

                         Total acreage                                                       895.98

                      Assessment rights on 1,288 residential properties                                           110,000
                                                                                                              -----------

                      Delinquent assessment receivables                                $3.2 million                79,469
                      Other assets                                                     $     75,000                42,225
                                                                                                              -----------
                           Total Purchase Price                                                                $2,884,538

                                      F-7

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements
                                 March 31, 1999

Note 3 -      Financed Asset Sales

              On February 12, 1999, the Company sold the following assets for an $850,000 note secured by a collateral assignment of property rights and a deed of trust . As part of the consideration for the sale, the Company required the purchaser to expend $150,000 to repair and upgrade certain common areas beneficial to the Company's retained properties and obtained the waiver of all fees and assessments on any of the Company's properties currently owned or acquired in the future which immediately reduced property costs by $150,000 per year on current property owned.

                                                                                        Acres           Assigned Cost

                  Property maintenance assessment rights of $480
                      per year on 1,288 lots, net of maintenance obligations                                  $195,000
                  Easements rights to recreational areas                                                             0
                  Pool and 4 tennis courts                                                 7.17                      0
                  Restricted recreational reserves                                        81.52                        0
                                                                                          -----      -------------------
                     Total                                                                88.69               $195,000
                                                                                          -----          -------------

              Costs assigned to the assessment rights were $195,000 - $110,000 allocated at acquisition and subsequent capitalized costs of $85,000. In management's opinion, the real estate included in the sale had no market value because of the limited use of the restricted recreational reserves with associated maintenance costs, substantial deferred maintenance on the pool and tennis courts, and the potential liabilities related to recreational properties. The purchaser was the New Property Owners' Association of Newport, Inc. ("NPOAN") which is a non-profit, quasi-governmental entity created by deed restrictions for the provision of security, maintenance, operation of common and recreational areas, and beautification of the subdivision. NPOAN assesses and collects maintenance fees on all property within the subdivision with rights and powers of foreclosure. In the event of default on the note, the Company has a collateral assignment of NPOAN's rights of assessment, the underlying receivables, and foreclosure rights. Revenues and associated costs and expenses were recognized using the full accrual method of accounting.

Note 4   -    Notes Payable - Related Parties


                                                                                          March 31,
                                                                                     (Unaudited)
                                                                                     1998             1999


              Promissory note payable to a family limited partnership affiliated with a Company shareholder,  interest at 10% per annum paid on the first of each month, with all outstanding principal
              and interest due December 31, 1999.                              $        -               $1,400,000
                                                                               ---------------          ----------

                                                                               $        -               $1,400,000
                                                                               ---------------          ----------

              Interest paid during 1999 and 1998 to related parties was $20,176 and $31,814, respectively. Of the amounts paid to related parties during 1999 and 1998, $7,500 and $25,500, respectively, were to a shareholder's family limited partnership for the pledge of partnership's assets as collateral against the Company's notes payable to bank.

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements
                                 March 31, 1999

Note 5  -     Related Party Transactions

              In January 1999, the Company borrowed $1,400,000 from the family limited partnership of the Company's majority shareholder pursuant to the terms described in Note 4. The funds were used to complete the acquisition described in Note 2.

Note 6 -      Segment Reporting (Unaudited)

              The Company operates in three business segments (1) collections on discounted debt portfolios, (2) commercial real estate, and (3) short-term funding of investment real estate. Segment 1, collection of discounted commercial debt portfolios, involves all activities related to collecting non-performing loans, servicing resolved loans, and managing and marketing foreclosed real estate. Segment 2, commercial real estate, involves holding foreclosed and acquired real estate for the production of rental or operating income. Segment 3, investment real estate, involves holding foreclosed real estate for future appreciation and acquiring real estate to provide short-term funding for developers. Financial information by reportable operating segment is as follows:



                                                           As of and for the quarter ended March 31, 1999
                                                Collections on
                                                  Discounted        Commercial         Investment
                                                Debt Portfolios     Real Estate       Real Estate         Totals

              Revenue                               $470,260         $223,499          $ 922,324         $1,616,083
              Segment profit (loss)                  114,207          (22,593)           544,167            635,781
              Segment assets                       4,035,425        3,608,328          1,695,046          9,338,799
              Depreciation and amortization            -                6,828              -                  6,828
              Capital expenditures                    60,778        2,025,000            826,814          2,912,592
              Net interest expense                    64,138           33,192             21,379            118,709



                                                            As of and for the quarter ended March 31, 1998

                                               Collections on
                                                  Discounted        Commercial        Investment
                                                Debt Portfolios     Real Estate       Real Estate         Totals

              Revenue                             $2,621,740          $85,749          $   9,650         $2,717,139
              Segment profit                       1,217,828           37,720              1,506          1,167,055
              Segment assets                       4,606,638          379,329            224,986          5,210,953
              Depreciation and amortization            -                1,526              -                  1,526
              Capital expenditures                    89,577            -                  -                 89,577
              Net interest expense                   132,251            9,918              5,871            148,040

              Reconciliation of reportable segment assets to the Company's consolidated totals as of March 31 are as follows:

              Assets                                                            1998                   1999
              ------                                                        -------------------------------

              Total assets for reportable segments                            $5,210,953            $9,338,799
              Cash not allocated to segments                                      52,359               260,176
              Other assets not allocated to segments                             112,186               295,312
                                                                            ------------          ------------

              Consolidated total assets                                       $5,375,498            $9,894,287
                                                                              ----------            ----------


                          INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Stockholders of Rampart Capital Corporation


We have audited the accompanying consolidated balance sheets of Rampart Capital Corporation and subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rampart Capital Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.






Houston, Texas
January 29, 1999, except for                 PANNELL KERR FORSTER OF TEXAS, P.C.
Note 14, as to which the date
is February 12, 1999

                           RAMPART CAPITAL CORPORATION

                           Consolidated Balance Sheets



                                                                                          December 31,
                                                                                      1997               1998


                                                          Assets

Cash                                                                               $     21,514         $   583,629
Purchased asset pools, net                                                            5,530,088           3,558,491
Commercial rental property, net                                                         380,854             732,156
Investment real estate                                                                  224,986           1,100,731
Notes receivable from related parties                                                    -                  525,000
Property and equipment, net                                                              20,522              36,249
Other assets                                                                             67,907             475,452
                                                                                   ------------         -----------

Total assets                                                                         $6,245,871          $7,011,708
                                                                                     ----------          ----------


                                           Liabilities and Stockholders' Equity

Notes payable                                                                        $5,333,164          $3,740,488
Notes payable to related parties                                                        331,147              -
Accounts payable and accrued expenses                                                   127,231             291,812
Federal income taxes payable                                                             -                   12,624
Deferred tax liability                                                                   -                  438,000
                                                                               ----------------         -----------

         Total liabilities                                                            5,791,542           4,482,924
                                                                                     ----------          ----------

Commitments and contingencies

Stockholders' equity
    Common stock ($.01 par value;
         10,000,000 shares authorized;
         2,250,000 shares issued and
         outstanding)                                                                    22,500              22,500
    Retained earnings                                                                   431,829           2,506,284
                                                                                    -----------          ----------

         Total stockholders' equity                                                     454,329           2,528,784
                                                                                    -----------          ----------

Total liabilities and stockholders' equity                                           $6,245,871          $7,011,708
                                                                                     ----------          ----------

                                      F-11
                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                      Consolidated Statements of Operations



                                                                                   Year Ended December 31,
                                                                                       1997              1998


Collections on asset pools                                                            $2,555,363        $6,099,296
Net rental and other income                                                              379,920           744,489
                                                                                     -----------       -----------

       Total revenue                                                                   2,935,283         6,843,785

Asset pool amortization                                                               (1,134,044)       (2,241,702)
                                                                                      ----------        ----------

       Gross profit                                                                    1,801,239         4,602,083

General and administrative expenses                                                   (1,544,120)       (1,548,895)

Interest expense                                                                        (642,600)         (494,142)
                                                                                    ------------       -----------

Income (loss) before income tax benefit (expense)                                       (385,481)        2,559,046

Income tax benefit (expense)                                                             325,020          (484,591)
                                                                                    ------------       -----------

Net income (loss)                                                                   $    (60,461)       $2,074,455
                                                                                    ------------        ----------

Basic net income (loss) per common share                                         $         (.03)    $          .92
                                                                                 --------------     --------------

Diluted net income (loss) per common share                                       $         (.03)    $          .92
                                                                                 --------------     --------------

Average common shares outstanding                                                      2,250,000         2,250,000
                                                                                    ------------        ----------

                                       F-12
                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                 Consolidated Statements of Stockholders' Equity



                                                      Common                 Retained
                                                        Stock                Earnings                  Total

Balance, December 31, 1996                               $22,500            $    492,290           $    514,790

Net loss                                                   -                     (60,461)               (60,461)
                                                    ------------           -------------          -------------

Balance, December 31, 1997                                22,500                 431,829                454,329

Net income                                                 -                   2,074,455              2,074,455
                                                    ------------            ------------            -----------

Balance, December 31, 1998                               $22,500              $2,506,284             $2,528,784
                                                         -------              ----------             ----------



                                      F-13
                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                      Consolidated Statements of Cash Flows




                                                                                    Year Ended December 31,
                                                                                       1997             1998


Cash flows from operating activities
   Net income (loss)                                                                $    (60,461)        $2,074,455
   Adjustments to reconcile net income (loss) to net cash
      provided (used) by operating activities
         Depreciation                                                                     13,852             15,394
         Asset pool amortization                                                       1,018,956          2,319,364
         Change in loan loss reserve                                                     115,088            (77,662)
         Purchase of asset pools                                                        (299,961)          (504,373)
         Other costs capitalized with asset pools                                       (314,695)          (125,732)
         Decrease (increase) in other assets                                               1,410           (407,545)
         Increase (decrease) in accounts payable
            and accrued expenses                                                        (133,413)           164,581
         Increase in federal income taxes payable                                         -                  12,624
         Increase (decrease) in deferred tax liability                                  (325,020)           438,000
                                                                                     -----------        -----------

                  Net cash provided by operating activities                               15,756          3,909,106
                                                                                    ------------         ----------

Cash flows from investing activities
   Acquisition of subsidiaries, net of cash
      acquired     (881,134)                                                              -
   Purchase of investment real estate                                                     -                (875,745)
   Purchase of property and equipment                                                     -                 (22,423)
                                                                               -----------------        -----------

                  Net cash used by investing activities                                 (881,134)          (898,168)
                                                                                    ------------        -----------

Cash flows from financing activities
   Payments on notes payable to related
      parties                                                                           (100,000)          (331,147)
   Proceeds from notes payable                                                         1,931,601          1,664,334
   Payments on notes payable                                                          (1,003,000)        (3,257,010)
   Financed asset sales to related parties                                                -                (525,000)
                                                                               -----------------        -----------

                  Net cash provided (used) by financing activities                       828,601         (2,448,823)
                                                                                    ------------         ----------

Net increase (decrease) in cash                                                          (36,777)           562,115

Cash at beginning of year                                                                 58,291             21,514
                                                                                   -------------       ------------

Cash at end of year                                                                $      21,514        $   583,629
                                                                                   -------------        -----------

                                      F-14
                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

                                December 31, 1998


Note 1   -    Nature of Business and Summary of Significant Accounting Policies

              Description of business

              Rampart Capital Corporation (the "Company"), established in March 1994, is a specialized financial services company which acquires, manages, services and disposes of portfolios of undervalued assets, primarily non-performing commercial debt and other forms of legal obligations and real estate (asset pools). A significant portion of the debts are secured by real estate or other assets. The Company purchases these asset pools at substantial discounts from their outstanding legal principal amounts from financial institutions, regulatory agencies and bankruptcy courts. Purchased asset pools are primarily acquired by public sealed bid sales of portfolios of loans, by sealed bid sales limited to a small number of invited participants and by negotiated transactions on behalf of the Company. Additionally, the Company provides short-term financing for real estate projects.

              Basis of consolidation

              The  consolidated  financial  statements  include the  accounts of
              Rampart  Capital   Corporation   and  all  of  its   subsidiaries.
              Intercompany accounts and transactions have been eliminated.

              Purchased asset pools

              At the acquisition date, the purchased asset pools consist of non-performing debts and legal obligations, including commercial and industrial loans, commercial real estate loans, multifamily residential loans, judgments and deficiency balances. The majority of the debts were non-performing and purchased at substantial discounts from their outstanding legal principal amounts. At the acquisition date, the aggregate cost of the purchased asset pool is allocated to individual assets based on their relative values within the pool.

              Subsequent to acquisition, the purchased asset pools are periodically revalued and carried at the lower of (i) cost or (ii) fair value less any estimated costs to sell. A pool's estimated fair value is calculated by summing projected cash flows on an asset by asset basis. Projected cash flows are estimated by management and reflect the credit and interest rate risk inherent in the assets. Any allowance to reduce pool cost to fair value is recorded as a provision for possible loss on the purchased asset pools during the period determined.

              The  Company's  purchased  asset  pools  are  free  of  beneficial interests by, and liabilities of, the transferor of the pool assets. Accordingly, the provisions of Statement of Financial Accounting Standards ("SFAS") No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, do not presently impact the Company's accounting for purchased asset pools.


                                      F-15
                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

                                December 31, 1998


Note 1   -    Nature of Business and Summary of Significant Accounting Policies
 (Continued)

              Purchased asset pools (continued)

              Revenue from full or partial settlement of debtors loan obligations is recognized as collected. Revenue from the sale of real estate held in the purchased asset pools is recognized under the full accrual method, assuming the conditions for recognition under this method are met. If the conditions for recognition are not met, recognition of revenue and the associated profit is postponed until the conditions for recognition are met. Amortization of the purchased asset pools is recognized for financial statement purposes based on the ratio of the total cost to total estimated collections on the purchased asset pools.

              Commercial rental property

              Rents collected on commercial rental property are recognized as rental income as collected. Sales of commercial rental property are generally recorded using the full accrual method of accounting for sales of real estate, assuming the conditions for recognition are met.

              Investment real estate

              The Company provides short term funding for selected real estate projects by acquiring land and contracting to sell the land to or through developers. Revenues, net of the developer's profit interest, and associated costs are recognized at the time of sale assuming the criteria for sales recognition are met.

              Foreclosed assets

              Foreclosed assets acquired in settlement of notes are recorded at the lower of allocated cost or fair market value. Costs relating to the acquisition, development and improvement of foreclosed assets are capitalized, whereas those relating to holding foreclosed assets are charged to expense.

              Property and equipment

              Property  and  equipment  is  stated  at  cost  less   accumulated
              depreciation. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets range from three to five years. Commercial rental property is depreciated over 40 years.

              Expenditures for major acquisitions and improvements are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. When property and equipment are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

                                      F-16
                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

                                December 31, 1998


Note 1   -    Nature of Business and Summary of Significant Accounting Policies
(Continued)

              Income taxes

              The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This statement requires the use of an asset and liability approach for financial accounting and reporting purposes and also requires deferred tax balances to be adjusted to reflect the tax rates in effect when those amounts are expected to be payable or refundable.

              Deferred income taxes are provided for differences in timing in reporting certain expenses for financial statement and Federal income tax purposes. Deferred income taxes result primarily from the use of a modified cost recovery method for financial statement reporting and the cost recovery method for tax reporting in recognizing asset pool amortization.

              Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the estimation of future collections on purchased asset pools used in determining the value of pools of assets within the purchased asset pool and the periodic revaluation for possible loss. Actual results could differ materially from those estimates.

              Concentration of credit risk

              The Company maintains its cash with major U.S. banks and, from time to time, these amounts exceed the Federally insured limit of $100,000. The terms of these deposits are on demand to minimize risk. The Company has not incurred losses related to these deposits.

              The majority of the notes receivable included in the asset pools are concentrated in Texas and substantially all of the real estate is located in Texas.

              Fair value of financial instruments

              SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values of its financial instruments. Fair value estimates, methods and assumptions are set forth below.

              The carrying amount of cash and accounts payable and accrued expenses approximates fair value at December 31, 1997 and 1998 due to the short-term nature of such accounts. The carrying amount of notes receivable from related parties approximates fair value as of December 31, 1998.


                                      F-17
                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

                                December 31, 1998


Note 1   -    Nature of Business and Summary of Significant Accounting
 Policies (Continued)

              Fair value of financial instruments (continued)

              Purchased asset pools are carried at the lower of cost or estimated fair value. The estimated fair value is management's estimate of potential collections calculated on an asset-by-asset basis. The carrying value of the purchased asset pools, net of valuation allowance, is $5,530,088 and $3,558,491 as of December 31, 1997 and 1998, respectively. The estimated fair value of the purchased asset pools is $15,336,000 and $12,379,000 as of December 31, 1997 and 1998, respectively. Management believes that the stated interest rates of notes payable approximate market rates for instruments with similar credit risk. Accordingly, the carrying value of notes payable is believed to approximate fair value.

              Reclassifications

              Certain reclassifications have been made to the 1997 financial statements to conform with the 1998 presentation. These reclassifications had no effect on the 1997 net income or stockholders' equity.

              New accounting standards

              In November 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which established accounting and reporting standards for derivative instruments and hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The provisions of this statement are effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. In December 1998, the FASB issued SFAS No. 134 "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise", which amended SFAS No. 65. This statement is effective for the first fiscal quarter beginning after December 15, 1998. The Company believes that neither standard will have a material impact on their financial statements or disclosures thereto. Statement of Position ("SOP") 98-5 "Reporting on the Costs of Start-up Activities" requires all start-up and organizational costs to be expensed as incurred. It also requires all remaining historically capitalized amounts of these costs existing at the date of adoption to be expensed and reported as the cumulative effect of a change in accounting principles. SOP 98-5 is effective for all fiscal years beginning after December 31, 1998. The Company believes that the adoption of SOP 98-5 will not have a material effect on its financial statements.

Note 2   -    Acquisitions

              During 1997, the Company acquired certain corporate subsidiaries and assets of MCorp Trust, MCorp Financial Trust, and MCorp Management Trust (collectively the "MCorp Trusts"). The MCorp Trusts were created pursuant to a confirmed Plan of Reorganization in the Chapter 11 bankruptcy estates of MCorp, Inc., MCorp Management, Inc., and MCorp Financial, Inc.



                                      F-18
                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

                                December 31, 1998


Note 2   -    Acquisitions (Continued)

              The acquisition (the "MCorp Acquisition") has been accounted for as a purchase. The purchase price of $881,134, net of cash acquired of $427,589, was allocated to purchased asset pools. The results of the operations of the acquired businesses have been included in the Company's consolidated results of operations from the date of acquisition. The impact of these acquisitions on the results of operations for 1997 is not material, except as described in Note 7.

              Additionally,   in  1997,   the  Company   acquired  100%  of  the
              outstanding common stock of two other unrelated entities by executing against a judgment creditor.

Note 3   -    Asset Classification

              The following summarizes the Company's cost and collateral by asset classification at December 31, 1997 and 1998:

              o Collections-in-progress -- Initially this is the classification of all assets in the purchased asset pools until further determination or resolution supports reclassification. Collections-in-progress consist of non-performing claims that are in bankruptcy proceedings, litigation, or post-judgement collection status, and assets that are actively being worked for collection.
                  Collateral, if any, consists of real estate.

              o Paying loans -- Primarily represents non-performing claims that have been resolved and are currently paying according to a settlement agreement. Collateral primarily consists of first liens on real estate.

              o Foreclosed real estate -- Represents real property that has been foreclosed against a claim. Collateral consists of fee ownership of real estate and/or mineral rights.

              o Commercial and investment real estate -- Real estate acquired by purchase or foreclosure that the Company intends to hold for investment or commercial purposes. Assets acquired by foreclosure are removed from the purchased asset pools category and reclassified as commercial or investment real estate.


                                      F-19
                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

                                December 31, 1998


Note 3   -    Asset Classification (Continued)


                                                                                 Balance at
                                                                                December 31,

                                                                            1997             1998
              Paying loans                                            $  2,073,552     $  1,609,666
              Collections-in-progress                                    1,751,153        1,297,228
              Foreclosed real estate                                     1,905,534          774,086
                                                                      ------------    -------------
              Purchased asset pools                                      5,730,239        3,680,980
              Loan loss reserve                                           (200,151)        (122,489)
                                                                     --------------    -------------
                  Purchased asset pools, net                             5,530,088        3,558,491

              Commercial and investment real estate                        615,189          975,189

              Costs amortized to date                                    6,582,856        8,856,284
                                                                      ------------     ------------

              Inception-to-date costs                                  $12,728,133      $13,389,964
                                                                       -----------      -----------

              Specific allowances for losses on loans receivable determined to be impaired under SFAS No. 114, Accounting by Creditors for Impairment of a Loan amounted to $200,151 and $122,489 at December 31, 1997 and 1998, respectively. The related expense amount is included in asset pool amortization in the statements of operations.

                                                                                Balance at
                                                                                December 31,

              Commercial Real Estate                                        1997           1998
                                                                         ----------    --------
              Reclassified from purchased asset pools                     $390,203      $   750,203
              Purchased                                                       -              -
              Accumulated depreciation                                      (9,349)         (18,047)
                                                                        ----------     ------------
              Commercial real estate                                      $380,854      $   732,156
                                                                          --------      -----------

              Investment Real Estate
              Reclassified from purchased asset pools                     $224,986      $   224,986
              Purchased                                                     -               875,745
                                                                    --------------      -----------
              Investment real estate                                      $224,986       $1,100,731
                                                                          --------       ----------


              Commercial real estate consists of rental property. Gross rental income from the property amounted to $340,629 and $713,286 for 1997 and 1998, respectively.

              Non-cash transaction

              During the year ended December 31, 1998, the Company reclassified asset pool assets with a cost basis of $360,000 to commercial real estate. The cost basis of these assets while held for sale was lower than the fair value less the estimated costs to sell, therefore no allowance had been established by the Company. Accordingly, no basis adjustment was recognized in connection with the reclassification.


                                      F-20
                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

                                December 31, 1998


Note 4   -    Notes Receivable From Related Parties

              During June 1998, the Company sold a property from its asset pool to related parties in exchange for five notes receivable totaling $525,000. Note principal plus interest at 10% per annum is due June 2001 for each of the notes. The Company recognized $210,000 of asset pool amortization in connection with this sale. The cost basis originally allocated to this property at the time of sale approximated $268,000.

Note 5   -    Property and Equipment

              Property and equipment consists of the Company's furniture and equipment and is recorded at cost. Accumulated depreciation on the Company's furniture and equipment amounted to $35,751 and $42,446 as of December 31, 1997 and 1998, respectively.

Note 6   -    Notes Payable

              Notes payable consist of the following:

              Notes payable

                                                                                            December 31,
                                                                                     1997                1998

              $5,000,000  bank line of credit,  secured by notes  receivable and
              real  estate   comprising   the   purchased   asset  pools  and  a
              shareholder's  certificate of deposit;  principal payable based on proceeds from  disposition and payments  received on the purchased asset  pools;  interest  payable  monthly at the bank's prime rate plus  1.0% per annum  (10% and 8.8% as of  December  31,  1997 and
              1998, respectively), with the remaining unpaid principal and
              interest due December 31, 1999                                        $3,933,164          $3,302,629

              $2,000,000 term note payable to bank,  secured by notes receivable and  real  estate  comprising  the  purchased  asset  pools  and a
              shareholder's  certificate  of  deposit;   principal  payments  of
              $100,000 due quarterly  beginning December 1997;  interest payable monthly at the bank's prime rate plus 1.5% per annum.
              Entire principal and interest paid September 30, 1998                  1,400,000              -


                                      F-21
                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

                                December 31, 1998


Note 6   -    Notes Payable (Continued)

                                                                                            December 31,
                                                                                     1997                1998

              $441,705 term note payable to a third party  corporation,  secured by real estate;  principal  and  interest  payments of $24,827 due semi-annually  beginning  December 1998; bearing a stated interest rate of 9.5% per annum, with the
              remaining unpaid principal and interest due June 2002                     -                  437,859
                                                                                     -----------         -----------

                                                                                    $5,333,164          $3,740,488
                                                                                    ----------          ----------


              Notes payable to related parties

                                                                                            December 31,
                                                                                     1997                1998

              Unsecured   promissory   notes  payable  to  various   trusts  and
              individuals  affiliated with a Company officer,  accruing interest at 12% per annum, with all outstanding principal and interest
              due December 31, 1998, paid February 1998                            $   331,147              -
                                                                                   -----------   ------------

                                                                                   $   331,147    $         -
                                                                                   -----------    -----------

              Interest paid during 1997 and 1998 on all of the Company's debt instruments, approximated $642,000 and $449,000, respectively, including $152,000 and $90,000 paid to related parties during 1997 and 1998, respectively. Of the amounts paid to related parties during 1997 and 1998, $102,000 and $84,000, respectively, were to a shareholder for the pledge of the shareholder's personal collateral against the Company's notes payable to bank.

              Non-cash transaction

              During the year ended December 31, 1998, the Company acquired investment real estate for $585,117, comprised of a cash payment of $143,412 and a $441,705 non-recourse note payable to the seller.

Note 7   -    Income Taxes

              The deferred tax liability as of December 31, 1997 and 1998 arises from the use of different methods of recognition of asset pool amortization for financial statement purposes and Federal tax purposes. A modified cost recovery method, whereby the amortization recognized in conjunction with collections on individual asset pool components is recognized in the ratio of total asset pool acquisition costs to total asset pools collections, is used for financial statement purposes. The cost recovery method is used for Federal income tax purposes. The Company's deferred tax asset as of

                                      F-22
                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

                                December 31, 1998


Note 7   -    Income Taxes (Continued)

              December 31, 1997 and 1998 consists of net operating loss carryforwards ("NOLs") of approximately $2,481,000 and $56,000,000 which expire from 2008 through 2012.

              At December 31, 1998, based upon further review of the MCorp Acquisition (see Note 2) and completion of the Company's 1997 Federal income tax return, management believes the Company has a reasonable position to support full utilization of the NOLs related to the MCorp Acquisition. Accordingly, management believes the Company has available NOLs of approximately $56,000,000 at December 31, 1998.The ultimate realization of the resulting net deferred tax asset is dependent upon generating sufficient taxable income within the appropriate subsidiaries prior to expiration of the NOLs. Due to the nature of these NOLs and since realization is not assured, management has established a valuation allowance relating to the deferred tax asset. The ability of the Company to realize the deferred tax asset is periodically reviewed and the valuation allowance adjusted accordingly.

              Deferred income taxes have been established for the effects of differences in the bases of assets and liabilities for financial reporting and income tax purposes. The provision for income tax expense (benefit), consisting entirely of deferred income taxes, is reconciled with the Federal statutory rate as follows:

                                                                                1997                    1998
                                                                     ------------------------- -------------
                                                                       Amount       Rate         Amount      Rate

                Tax at statutory rate                                $(131,064)     (34.0)%    $870,075      34.0%
                Utilization/recognition of net operating
                   loss carryforward                                   (200,000)    (51.9)      (385,484)   (15.1)
                State and other, net                                      6,044      1.6            -          -
                                                                     ------------   -------    -------------  ------
                Income tax (benefit) expense                         $(325,020)     (84.3)%    $484,591      18.9%
                                                                     ---------      ------     --------     -----

              Significant components of the Company's deferred tax assets and liabilities are summarized as follows:

                                                                                            December 31,
                                                                                      1997               1998

                  Book basis of purchased asset pools,
                     net, in excess of tax basis                                     $(808,543)       $ (1,143,354)
                  Net operating loss carryforward                                      955,000          19,075,000
                  Valuation allowance                                                 (146,457)        (18,369,646)
                                                                                    ----------        ------------

                  Deferred tax liability, net                                   $     -               $   (438,000)
                                                                                --------------        ------------

              The Company has recorded a valuation allowance against a majority of the deferred tax assets because the realization of the deferred tax assets is contingent on the future profitability of the Company. The changes in the valuation account applicable to the deferred tax asset primarily relate to management's position taken during 1998 with regard to the availability of NOLs related to the MCorp Acquisition (see Note 2).

                                      F-23
                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

                                December 31, 1998


Note 7   -    Income Taxes (Continued)

              Changes in the valuation allowance account are as follows:

                                                                                          December 31,
                                                                                 1997                   1998

              Valuation allowance at beginning of year                  $           -              $     146,457
              Increase (decrease) for the year                                     146,457           (18,223,189)
                                                                             -------------           -----------

              Valuation allowance at end of year                               $     146,457         $18,369,646
                                                                                 ------------         ----------

              No income taxes were paid during 1997 or 1998.

              The following is a summary of the NOLs and their expiration dates:

                                    December 31,                    Amount

                                          1999                $  1,458,000
                                          2000                   1,894,000
                                          2001                           0
                                          2002                  10,377,000
                                          2003                  13,305,000
                                          2004                  29,044,000
                                                                ----------

                                                              $56,078,000


              The NOLs will not fully expire until 2015.

Note 8   -    Commitments and Contingencies

              Litigation

              The Company is involved in various legal proceedings in the ordinary course of business. In the opinion of management, the resolution of such matters should not have a material adverse impact on the financial condition, results of operations or liquidity of the Company. Subsequent to December 31, 1998, the Company evaluated its financial exposure to litigation and environmental risks associated with loan related assets and foreclosed real estate and elected to transfer and realign its assets based upon the element of risk associated with the different types of asset pools. Management believes that this restructuring of its assets within existing corporate entities will provide greater protection of its financial condition.





                                      F-24
                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

                                December 31, 1998


Note 8   -    Commitments and Contingencies (Continued)

              Operating leases (as lessee)

              The Company leases vehicles under operating leases which expire November 2000. Future minimum rental payments required by these leases are estimated as follows:

                                      Year Ending
                                    December 31,

                                         1999                 $ 10,000
                                         2000                    9,000
                                                             ---------

                                         Total                 $19,000

              Total expense incurred under these and other month-to-month rental agreements approximated $22,000 and $33,000 during 1997 and 1998, respectively.


              Operating leases (as lessor)

              The Company has long-term lease agreements with tenants in their San Antonio and Dallas commercial rental property locations. Future minimum payments required under these leases are estimated as follows:

                                      Year Ending
                                    December 31,

                                         1999                                   $392,000
                                         2000                                    314,000
                                         2001                                    154,000
                                         2002                                     13,000
                                                                              ----------

                                         Total                                  $873,000

              Office space

              The Company's offices are located in a major downtown Houston office building. A portion of its space is leased to the Company on a month-to-month basis and a portion is provided as an accommodation by the firm providing legal counsel to the Company.

Note 9   -    Segment Reporting

              The Company operates in three business segments (i) collections on discounted debt portfolios, (ii) commercial real estate, and (iii) short-term funding of investment real estate. Collection of discounted commercial debt portfolios involves all activities related to collecting non-performing loans, servicing resolved loans, and managing and marketing foreclosed real estate. The commercial real estate segment involves holding foreclosed and acquired real estate for the production of rental or operating income.
                                      F-25
                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

                                December 31, 1998


Note 9  -     Segment Reporting (Continued)

              The investment real estate segment involves holding foreclosed real estate for future appreciation and acquiring real estate to provide short-term funding for developers. Financial information by reportable operating segment is as follows:

                 As of and for the year ended December 31, 1998
                                                Collections on
                                                  Discounted        Commercial         Investment
                                                Debt Portfolios     Real Estate       Real Estate         Totals

              Revenue                             $6,298,209         $449,643           $ 95,933         $6,843,785
              Segment profit                       2,313,308          232,842             12,896          2,559,046
              Segment assets                       4,351,963          732,156          1,100,731          6,184,850
              Depreciation and amortization           -                 8,699             -                   8,699
              Capital expenditures                   691,333           -                 875,745          1,567,078
              Net interest expense                   380,755           42,173             71,214            494,142


                 As of and for the year ended December 31, 1997

                                                Collections on
                                                  Discounted        Commercial        Investment
                                                Debt Portfolios     Real Estate       Real Estate          Totals

              Revenue                             $2,653,456         $281,827       $     -              $2,935,283
              Segment profit                        (453,222)          61,324              6,417           (385,481)
              Segment assets                       5,530,088          380,854            224,986          6,135,928
              Depreciation and amortization           -                 9,349             -                   9,349
              Capital expenditures                 1,498,939           -                  -               1,498,939
              Net interest expense                   581,269           38,555             22,776            642,600

              Reconciliation of reportable segment assets to the Company's consolidated totals as of December 31 are as follows:


              Assets                                                               1997                1998
              ------                                                         ---------------      ---------

              Total assets for reportable segments                                $6,135,928          $6,184,850
              Cash not allocated to segments                                          21,514             583,629
              Other assets not allocated to segments                                  88,429             243,229
                                                                                ------------         -----------

              Consolidated total assets                                           $6,245,871          $7,011,708
                                                                                  ----------          ----------

Note 10 -     Stock Split and Preferred Stock Authorization`

              In December 1998, the Board of Directors approved (i) an increase in the authorized number of shares of common stock to 10,000,000,
              (ii) a 3,000-for-1 stock split of issued and outstanding common shares and (iii) authorization of 10,000,000 shares of $.01 par value preferred stock. All common shares, per share and option information in the accompanying financial statements has been restated to reflect the effect of the split and change in authorized shares.


                                      F-26
                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

                                December 31, 1998


Note 11 -     Stock Compensation Plan

              In December 1998, the 1998 Stock Compensation Plan (the "Plan") was approved by the Board of Directors ("Board") and by the shareholders. The provisions of the Plan provide for 375,000 shares of Company common stock to be granted as incentive compensation to employees, officers, directors and/or consultants of the Company and its subsidiaries. The number of shares and the shares granted are subject to adjustment in the event of any change in the capital structure of the Company. Further, the Plan provides for issuance, at the discretion of the Board, of (i) incentive stock options ("ISO's") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or (ii) non-qualified options. The exercise price of any option will not be less than the fair market value of the shares at the time the option is granted, and exercise will be required within 10 years of the grant date. The Plan will terminate in 2008.

              The Plan permits the award of Stock Appreciation Rights ("SARs") to optionees. The Committee may award to an optionee, with respect to each share of Common Stock covered by an option (a "Related Option"), a related SAR permitting the optionee to be paid the appreciation on the Related Option. A SAR granted with respect to an ISO must be granted together with the Related Option. A SAR granted with respect to a non-qualified option may be granted together with or subsequent to the grant of the Related Option. The exercise of the SAR shall cancel and terminate the right to purchase an equal number of shares covered by the Related Option.

              There have been no options granted under the Plan.

Note 12  -    Related Party Transactions

              During 1998, the Company acquired, for $334,000, an interest in a real estate mortgage and judgment lien from an entity controlled by a Company officer. Collections are expected to exceed $375,000.

Note 13  -    Revenue Concentrations

              During 1997, collections from a single debtor accounted for approximately 15% of the total revenue of the Company. During 1998, proceeds from a single transaction amounted to 26% of total revenue of the Company.

Note 14  -    Subsequent Events

              Proposed public offering

              In January 1999, the Company filed a Registration Statement with the SEC for the sale of 1,500,000 shares of common stock.

              Asset acquisition (unaudited)

              On February 1, 1999, the Company acquired all of the assets of a bankruptcy liquidation estate, including real estate, receivables, property assessment rights and other assets for $2,875,000. The assets were acquired from the Liquidating Trustee in

                                      F-27
                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

                                December 31, 1998


Note 14 -     Subsequent Events (Continued)

              Asset acquisition (unaudited) (continued)

              Federal Bankruptcy Court. The acquisition was financed with $1,475,000 of bank debt and $1,400,000 borrowed from the Company's majority shareholder. The purchase price will be allocated to the individual asset components based on management's estimate of relative market value.

              Condensed pro forma financial information to give effect as if the transaction occurred as of December 31, 1998 is as follows:

                                                      December 31,         Proforma        December 31,
                                                            1998         Adjustments    1998 (Pro forma)

                      Total Assets                       $7,011,708       $2,875,000          $9,886,708
                      Total Liabilities                   4,482,924        2,875,000           7,357,924
                      Shareholders' Equity                2,528,784           -                2,528,784

              The pro forma consolidated income and earnings per share would not have been materially different from the reported amounts during 1997 or 1998 and, accordingly, are not presented.

              The assets acquired include:
                                                                                               Acres


                      Real estate
                      18-hole golf course                                                      124.53
                      Country Club and driving range                                            23.34
                      Expansion site - 9 holes for golf course                                  81.18
                      Undeveloped acreage                                                      382.70
                      311 fully developed lots                                                  61.60
                      286 undeveloped platted lots                                              56.40

                      Platted and unplatted reserves                                            77.54
                      Pool and 4 tennis courts                                                   7.17
                      Restricted reserves                                                       81.52
                                                                                              -------
                         Total acreage                                                         895.98

                      Developer's property maintenance assessment rights
                      Delinquent assessment receivables, involving over 1,000
                         residential properties                                          $3.2 million
                      Other assets                                                        $    75,000

                                      F-28
                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

                                December 31, 1998


Note 14 -     Subsequent Events (Continued)

              Asset acquisition (unaudited) (continued)

              On February 12, 1999, the Company sold the developer's property maintenance assessment rights and obligations and the following assets for an $850,000 note and other valuable consideration. The note is secured by a collateral assignment of the assessment rights and a deed of trust on the assets sold:

                                                                         Acres

                           Pool and 4 tennis courts                     7.17
                           Restricted recreational reserves            81.52
                              Total acreage                            88.69

Note 15 -     Year 2000 Issues

              The Company developed and implemented a plan to modify its information technology to be ready for the Year 2000 and has converted its critical data processing systems. The costs of the conversion were not significant. Management feels the nature of the Company's business does not give rise to significant exposure from noncompliance by vendors or suppliers. While additional testing will be conducted on its systems through the Year 2000, the Company does not expect the year 2000 issues to have a significant effect on operating activities.

No dealer, sales person, or other person has been authorized to give any information or to make any representation not contained in this prospectus in connection with the offer contained herein, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriters. The Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the shares of common stock offered hereby by anyone in any jurisdiction in which such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such solicitation or offer. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                                1,500,000 Shares
                                of Common Stock

                                 Offering Price
                                       $
                                   Per Share

                          Rampart Capital Corporation



Until  ______,  1999 (25 days  from the date of this  Prospectus),  all  dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligations of the dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotment or subscriptions.




                                   Prospectus

                                      ,1999

                            Redstone Securities, Inc.

                                 (214) 692-3544

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

         Pursuant to Section 2.02-1 of the Texas Business Corporation Act, a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in his official capacity with the corporation including expenses and attorneys fees.
         Article  VI of the  Restated  Articles  of  Incorporation  provides  as follows:
         "The Corporation shall indemnify any director or officer, or former director or officer of the Corporation, or any person who may have served at its request as a director or officer of another corporation of which this Corporation owns shares of capital stock or of which it is a creditor to the fullest extent permitted by the Texas Business Corporation act and as provided in the By-laws of the Corporation."
         Article VII of the by-laws provides as follows:
         "Section 1.       Indemnification.
         The corporation shall indemnify its present or former directors and officers, employees, agents and other persons to the fullest extent permissible by, and in accordance with, the procedures contained in Article 2.02 of the Texas Business Corporation Act. Such indemnification shall not be deemed to be exclusive of any other rights to which a director, officer, agent or other person may be entitled, consistent with law, under any provision of the articles of Incorporation or By-laws of the corporation, any general or specific action of the board of directors, the terms of any contract, or as may be permitted or required by law."
         "Section 2.       Insurance and Other Arrangements
         "Pursuant to Section R of Article 2.02-1of the Texas Business Corporation Act, the corporation may purchase and maintain insurance or another arrangement on behalf of any person who is or was a director, officer, employee, or agent or the corporation or who is or was serving at the request of the corporation a a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, jpin venture, sole proprietorship, trust, employee benefit plan, or other enterprise, against any liability asserted against him or her and incurred by him or her in such capacity or arising out of his or her status as such person, whether or not the corporation would have the power to indemnify him or her against that liability under article 2.02-1 of the Texas Business Corporation Act." Item 25. Other Expenses of Issuance and Distribution

Estimated expenses in connection with the public offering by the Company of the securities offered hereunder are as follows:

Securities and Exchange Commission Filing Fee                                                              $5,088.75
NASD Filing Fee*                                                                                            2,432.00
American Stock Exchange Application and Listing Fee                                                        20,000.00
Accounting Fees and Expenses*                                                                              40,000.00
Legal Fees and Expenses                                                                                    80,000.00
Printing*                                                                                                  40,000.00
Fees of Transfer Agent and Registrar*                                                                       5,000.00
Underwriters' Non-Accountable Expense Allowance                                                           300,000.00
Miscellaneous*                                                                                             27,479.25
                                                                                                           ---------
Total*                                                                                                   $500,000.00
                                                                                                         ===========
----------------
*        Estimated.


Item 26. Recent Sales of Unregistered Securities

         There were no transactions by the Registrant during the last three years involving the sale of securities which were not registered under the Securities Act:.


         Item 27. Exhibits

         Exhibit No      Item

         Exhibit 1.1     Form of Underwriting Agreement.(3)
         Exhibit 1.2     Form of Underwriters' Warrant Agreement.(3)
         Exhibit 3.1     Restated Articles of Incorporation of the Registrant. (3)
         Exhibit 3.2     Bylaws of the Registrant (3)
         Exhibit 5.1     Opinion of Maurice J. Bates L.L.C.(3)
         Exhibit 10.1    1998 Stock Compensation Plan (3)
         Exhibit 10.2    Share Transfer Restriction Agreement. (3)
         Exhibit 10.3    Opinion of REOC Corp. as to value of Jefferson Street Property. (3)
         Exhibit 10.4    Opinion of REOC Corp as to value of San Antonio Property. (3)
         Exhibit 10.5    Opinion of John Thobe, M.S. as to value of South Padre Island Property. (3)
         Exhibit 10.6    Opinion of Top Guns Land Company,  Inc. as to value of Montgomery County,  Texas Property.
                         (3)
         Exhibit 10.7    Sixth (current) Amendment to Loan Agreement with Southwest Bank of Texas N. A.(3)
         Exhibit 10.8     Purchase and Sale Agreement for Newport Assets. (3)
         Exhibit 10.9    Copy of Janke Family Partnership, Ltd. Note for Newport Assets purchase. (3)
         Exhibit 10.10   Copy of Purchase Agreement for Newport Assets. (1)

         Exhibit 21      Subsidiaries of the Registrant. (3)
         Exhibit 23.1    Consent of Pannell Kerr Forster of Texas, P. C., Certified Public Accountants.(1)
         Exhibit 23.2    Consent of Maurice J. Bates,  L.L.C.  is contained in his opinion  filed as Exhibit 5.1 to this registration statement.(3)
         Exhibit 23.3    Consent of Robert A. Shuey, III as director-designee. (3)
         Exhibit 27      Financial Data Schedule (1)

         --------------
         (1) Filed herewith (2) To be filed by amendment (3) Previously filed.


Item 28.  Undertakings

         The undersigned registrant hereby undertakes as follows:

         (1) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

         (3) For the purpose of determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of those securities.

         (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.
         (5) In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the shares of the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
         (6)      For the  purposes  of  determining  any  liability  under  the
                  Securities  Act,  the  information  omitted  from  the form of prospectus  filed  as  part  of a  registration  statement  in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on June 30, 1999.


                                              Rampart Capital Corporation.


                                              By: /s/ Charles W. Janke
                                       Charles W. Janke, Chairman of the Board



                                POWER OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints Charles W. Janke and J. H. Carpenter, and each for them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing), to sign any and all further amendments to this Registration Statement (including post-effective amendments), and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                 Title                                 Date


/s/ Charles W. Janke                    Chairman of the Board                 June 30, 1999
------------------------
    Charles W. Janke                    (Principal Executive Officer)


/s/ J. H. Carpenter                     President                             June 30, 1999
--------------------
    J. H. Carpenter                     Director


/s/ Charles W. Presley                  Vice President, Chief Financial       June 30, 1999
----------------------

    Charles W. Presley                  Officer, Treasurer
                          (Principal Financial Officer)



/s/ James J. Janke                      Director                              June 30, 1999
------------------

    James J. Janke



/s/ James W. Christian                  Director                              June 30, 1999
----------------------

    James W. Christian